Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	September 30, 2011	December 31, 2010 (note 15)	January 1, 2010 (note 15)
Assets
Current assets
Cash and cash equivalents (note 5)	$1,772	$252	$392
Accounts receivable	1,412	1,183	964
Income taxes receivable	388	346	23
Inventories	1,936	1,935	1,520
Prepaid expenses	49	34	12

	5,557	3,750	2,911

Non-current assets
Exploration and evaluation assets (note 6)	671	472	1,943
Property, plant and equipment, net (note 7)	23,296	21,770	18,584
Goodwill	685	663	689
Contribution receivable (note 13)	1,262	1,284	1,313
Other assets, including derivatives (note 13)	215	111	68

Total Assets	$31,686	$28,050	$25,508

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,732	$2,506	$1,941
Income taxes payable	—	—	270
Asset retirement obligations (note 10)	40	63	29
Long-term debt due within one year (note 9)	416	—	—

	3,188	2,569	2,240
Long-term debt (note 9)	3,574	4,187	3,229
Other long-term financial liabilities (note 13)	88	102	96
Other long-term liabilities	276	289	284
Contribution payable (note 13)	1,474	1,427	1,500
Deferred tax liabilities	4,347	3,767	3,705
Asset retirement obligations (note 10)	1,222	1,135	738
Commitments and contingencies (note 12)

Total Liabilities	14,169	13,476	11,792

Shareholders’ equity
Common shares (note 11)	6,130	4,574	3,585
Preferred shares (note 11)	291	—	—
Retained earnings	11,010	10,026	10,099
Other reserves	86	(26)	32

Total Shareholders’ Equity	17,517	14,574	13,716

Total Liabilities and Shareholders’ Equity	$31,686	$28,050	$25,508

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	1

Condensed Consolidated Statements of Income

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except share data) (unaudited)	2011	2010 (note 15)	2011	2010 (note 15)
Gross revenues	$6,495	$4,472	$19,050	$13,595
Royalties	(247)	(233)	(794)	(767)

Revenues, net of royalties	6,248	4,239	18,256	12,828

Expenses
Purchases of crude oil and products	3,957	2,656	11,446	8,039
Production and operating expenses	661	578	1,884	1,726
Selling, general and administrative expenses	96	70	320	186
Depletion, depreciation and amortization (note 7)	611	532	1,803	1,451
Exploration and evaluation expenses (note 6)	95	25	276	208
Other – net (notes 8, 13)	7	(19)	(210)	(2)

	5,427	3,842	15,519	11,608

Earnings from operating activities	821	397	2,737	1,220

Financial items (note 9)
Net foreign exchange gains	6	11	25	27
Finance income	21	19	60	62
Finance expenses	(70)	(78)	(239)	(236)

	(43)	(48)	(154)	(147)

Earnings before income taxes	778	349	2,583	1,073
Provisions for income taxes
Current	59	63	201	225
Deferred	198	25	566	40

	257	88	767	265

Net earnings	$521	$261	$1,816	$808

Earnings per share (note 11)
Basic	$0.55	$0.31	$1.98	$0.95
Diluted	$0.53	$0.30	$1.93	$0.90
Weighted average number of common shares outstanding (millions) (note 11)
Basic	948.1	849.9	912.5	849.9
Diluted	956.8	849.9	921.2	849.9

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	2

Condensed Consolidated Statements of Other Comprehensive Income

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars) (unaudited)	2011	2010 (note 15)	2011	2010 (note 15)
Net earnings	$521	$261	$1,816	$808
Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	(1)	2	(1)	6
Actuarial gains (losses) on pension plans, net of tax	(2)	2	(2)	3
Exchange differences on translation of foreign operations	254	(109)	152	(64)
Hedge of net investment, net of tax	(62)	25	(37)	11

Other comprehensive income (loss)	189	(80)	112	(44)

Comprehensive income	$710	$181	$1,928	$764

Comprehensive income attributable to:
Owners of the company	$710	$181	$1,928	$764

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
	Common Shares	Preferred Shares	Retained Earnings	Other Reserves	Total Shareholders’ Equity
(millions of Canadian dollars) (unaudited)	(note 11)	(note 11)
Balance as at January 1, 2010	$3,585	$—	$10,099	$32	$13,716
Net earnings for the period	—	—	808	—	808
Other comprehensive income (loss):
Derivatives designated as cash flow hedges, net of tax	—	—	—	6	6
Actuarial gains on pension plans, net of tax	—	—	—	3	3
Exchange differences on translation of foreign operations	—	—	—	(64)	(64)
Hedge of net investment, net of tax	—	—	—	11	11

Total comprehensive income (loss) for the period	—	—	808	(44)	764
Transactions with owners recognized directly in equity
Dividends declared on common shares	—	—	(765)	—	(765)

Balance as at September 30, 2010	$3,585	$—	$10,142	$(12)	$13,715

Balance as at January 1, 2011	$4,574	$—	$10,026	$(26)	$14,574
Net earnings for the period	—	—	1,816	—	1,816
Other comprehensive income (loss):
Derivatives designated as cash flow hedges, net of tax				(1)	(1)
Actuarial losses on pension plans, net of tax	—	—	—	(2)	(2)
Exchange differences on translation of foreign operations	—	—	—	152	152
Hedge of net investment, net of tax	—	—	—	(37)	(37)

Total comprehensive income for the period	—	—	1,816	112	1,928
Transactions with owners recognized directly in equity
Issue of common shares (note 11)	1,200	—	—	—	1,200
Share issue costs (note 11)	(27)	—	—	—	(27)
Issue of preferred shares (note 11)	—	300	—	—	300
Share issue costs (note 11)	—	(9)	—	—	(9)
Stock dividends paid in the period	383	—	—	—	383
Dividends declared on common shares	—	—	(822)	—	(822)
Dividends declared on preferred shares	—	—	(10)	—	(10)

Balance as at September 30, 2011	$6,130	$291	$11,010	$86	$17,517

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	4

Condensed Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Operating activities
Net earnings for the period	$521	$261	$1,816	$808
Items not affecting cash:
Accretion	20	15	59	44
Depletion, depreciation and amortization	611	532	1,803	1,451
Exploration and evaluation expenses	10	—	55	77
Deferred income taxes	198	25	566	40
Foreign exchange	38	(35)	24	(22)
Stock-based compensation	(5)	(1)	(8)	(19)
(Gain) loss on sale of property, plant and equipment	(1)	3	(260)	(2)
Other	(66)	(6)	(54)	10
Settlement of asset retirement obligations	(15)	(12)	(68)	(34)
Income taxes paid	(189)	(59)	(242)	(748)
Interest received	4 -	—	4	1
Change in non-cash working capital (note 5)	197	3	362	122

Cash flow – operating activities	1,323	726	4,057	1,728

Financing activities
Long-term debt issue	—	1,580	5,054	3,259
Long-term debt repayment	—	(1,440)	(5,434)	(2,419)
Debt issue costs	—	1	—	(3)
Proceeds from common share issuance , net of issue costs	—	—	1,173	—
Proceeds from preferred share issuance, net of issue costs	—	—	291	—
Dividends on common shares	(76)	(255)	(408)	(765)
Dividends on preferred shares	(3)	—	(7)	—
Interest paid	(63)	(22)	(147)	(105)
Capitalized interest paid	(23)	(16)	(56)	(42)
Other	46	12	136	35
Change in non-cash working capital (note 5)	(78)	63	(151)	175

Cash flow – financing activities	(197)	(77)	451	135

Investing activities
Capital expenditures	(1,043)	(732)	(3,433)	(1,980)
Proceeds from asset sales	4	2	179	16
Other	(32)	(49)	(88)	(123)
Change in non-cash working capital (note 5)	333	49	353	(144)

Cash flow – investing activities	(738)	(730)	(2,989)	(2,231)

Increase (decrease) in cash and cash equivalents	388	(81)	1,519	(368)
Effect of exchange rates on cash and cash equivalents	(7)	8	1	7
Cash and cash equivalents at beginning of period	1,391	104	252	392

Cash and cash equivalents at end of period	$1,772	$31	$1,772	$31

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	5

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Nature of Operations and Organization

Husky Energy Inc. (“Husky” or “the Company”) is a publicly traded, integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. The condensed interim consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. Subsidiaries are defined as any entities, including unincorporated entities such as partnerships, for which the Company has the power to control their financial and operating policies so as to obtain benefits from their activities. Intercompany balances, net earnings and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the condensed interim consolidated financial statements.

Note 2	Segmented Financial Information

Management has segmented the Company’s business based on differences in products and services and management responsibility. The Company’s business is conducted predominantly through three major business segments - Upstream, Midstream and Downstream.

Upstream includes exploration for and development and production of crude oil, bitumen, natural gas and natural gas liquids. The Company’s Upstream operations are located primarily in Western Canada, offshore Eastern Canada, offshore Greenland, offshore China and offshore Indonesia.

Midstream includes marketing of the Company’s and other producers’ crude oil, bitumen, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian refined products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

In the first quarter of 2011, the Company commenced evaluating and reporting its upgrading activities as part of Downstream operations. As a result, upgrading was moved from the Midstream segment to the Downstream segment. All prior periods have been restated to conform to these segment definitions.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	6

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (1)		Total

			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Three months ended September 30
Gross revenues	$1,715	$1,385	$2,228	$1,704	$585	$291	$1,162	$834	$2,413	$1,683	$(1,608)	$(1,425)	$6,495	$4,472
Royalties	(247)	(233)	—	—	—	—	—	—	—	—	—	—	(247)	(233)

Revenues, net of royalties	1,468	1,152	2,228	1,704	585	291	1,162	834	2,413	1,683	(1,608)	(1,425)	6,248	4,239
Expenses
Purchases of crude oil and products	—	—	2,131	1,627	390	241	957	683	2,127	1,537	(1,648)	(1,432)	3,957	2,656
Production and operating expenses	437	352	22	35	47	43	48	45	107	94	—	9	661	578
Selling, general and administrative expenses	33	35	7	5	—	—	11	12	2	2	43	16	96	70
Depletion, depreciation and amortization	494	408	9	10	27	26	23	22	48	47	10	19	611	532
Exploration and evaluation expenses	95	25	—	—	—	—	—	—	—	—	—	—	95	25
Other – net	(1)	(1)	(16)	(8)	18	(2)	—	—	—	—	6	(8)	7	(19)

Earnings from operating activities	410	333	75	35	103	(17)	123	72	129	3	(19)	(29)	821	397

Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	6	11	6	11
Finance income	1	—	—	—	—	—	—	—	—	—	20	19	21	19
Finance expenses	(16)	(11)	—	—	(2)	(2)	(1)	(1)	(1)	(1)	(50)	(63)	(70)	(78)

Net financial items	(15)	(11)	—	—	(2)	(2)	(1)	(1)	(1)	(1)	(24)	(33)	(43)	(48)

Earnings before income taxes	395	322	75	35	101	(19)	122	71	128	2	(43)	(62)	778	349
Provisions for (recovery of) income taxes
Current	(29)	13	45	16	(2)	(4)	4	14	54	—	(13)	24	59	63
Deferred	114	80	(26)	(6)	28	(1)	28	4	(7)	1	61	(53)	198	25

Total income tax provision (recovery)	85	93	19	10	26	(5)	32	18	47	1	48	(29)	257	88

Net earnings for the period	$310	$229	$56	$25	$75	$(14)	$90	$53	$81	$1	$(91)	$(33)	$521	$261

Intersegment revenues	$1,512	$1,188	$23	$197	$28	$9	$39	$31	$6	$—	$—	$—	$1,608	$1,425
Other material non-cash items:
Unrealized gain on gas storage contracts	—	—	5	4	—	—	—	—	—	—	—	—	5	4
Gain (loss) on sale of property, plant and equipment	1	(1)	—	(2)	—	—	—	—	—	—	—	—	1	(3)
								$700

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment net earnings in inventories.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	7

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (1)		Total

			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Nine months ended September 30
Gross revenues	$5,266	$4,257	$7,010	$5,302	$1,602	$1,204	$2,922	$2,140	$7,222	$5,283	$(4,972)	$(4,591)	$19,050	$13,595
Royalties	(794)	(767)	—	—	—	—	—	—	—	—	—	—	(794)	(767)

Revenues, net of royalties	4,472	3,490	7,010	5,302	1,602	1,204	2,922	2,140	7,222	5,283	(4,972)	(4,591)	18,256	12,828
Expenses
Purchases of crude oil and products	—	—	6,651	4,966	1,118	970	2,453	1,797	6,212	4,918	(4,988)	(4,612)	11,446	8,039
Production and operating expenses	1,246	1,039	69	121	151	135	138	136	289	283	(9)	12	1,884	1,726
Selling, general and administrative expenses	126	106	19	15	—	—	36	37	5	5	134	23	320	186
Depletion, depreciation and amortization	1,406	1,115	29	30	139	39	60	71	143	140	26	56	1,803	1,451
Exploration and evaluation expenses	276	205	—	—	—	—	—	—	—	—	—	3	276	208
Other – net	(262)	3	4	14	43	(9)	—	(2)	—	—	5	(8)	(210)	(2)

Earnings from operating activities	1,680	1,022	238	156	151	69	235	101	573	(63)	(140)	(65)	2,737	1,220

Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	25	27	25	27
Finance income	3	—	—	—	—	—	—	—	—	—	57	62	60	62
Finance expenses	(49)	(31)	—	—	(5)	(7)	(4)	(2)	(3)	(3)	(178)	(193)	(239)	(236)

Net financial items	(46)	(31)	—	—	(5)	(7)	(4)	(2)	(3)	(3)	(96)	(104)	(154)	(147)

Earnings before income taxes	1,634	991	238	156	146	62	231	99	570	(66)	(236)	(169)	2,583	1,073
Provisions for (recovery of) income taxes
Current	2	45	95	47	—	21	11	44	54	—	39	68	201	225
Deferred	423	242	(35)	(5)	38	(3)	48	(18)	154	(24)	(62)	(152)	566	40

Total income tax provision (recovery)	425	287	60	42	38	18	59	26	208	(24)	(23)	(84)	767	265

Net earnings for the period	$1,209	$704	$178	$114	$108	$44	$172	$73	$362	$(42)	$(213)	$(85)	$1,816	$808

Intersegment revenues	$4,200	$3,714	$554	$705	$82	$58	$130	$114	$6	$—	$—	$—	$4,972	$4,591
Other material non-cash items:
Unrealized loss on gas storage contracts	—	—	(16)	(13)	—	—	—	—	—	—	—	—	(16)	(13)
Gain on sale of property, plant and equipment	259	2	1	—	—	—	—	—	—	—	—	—	260	2

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment net earnings in inventories.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	8

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations		Total

			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Exploration and evaluation assets and property, plant and equipment
- As at September 30, 2011 and December 31, 2010
Exploration and evaluation assets	$671	$472	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$671	$472
Developing and producing assets at cost	32,120	29,144	—	—	—	—	—	—	—	—	—	—	32,120	29,144
Accumulated depletion, depreciation and amortization	(15,315)	(13,917)	—	—	—	—	—	—	—	—	—	—	(15,315)	(13,917)
Other property, plant and equipment at cost	—	—	908	1,069	1,949	1,974	2,138	2,085	4,321	4,001	523	487	9,839	9,616
Accumulated depletion, depreciation and amortization	—	—	(390)	(450)	(819)	(743)	(987)	(929)	(726)	(551)	(426)	(400)	(3,348)	(3,073)
Exploration and evaluation assets and property, plant and equipment, net	17,476	15,699	518	619	1,130	1,231	1,151	1,156	3,595	3,450	97	87	23,967	22,242

Expenditures on property, plant and equipment
Nine months ended September 30(1)	$2,693	$1,154	$29	$25	$35	$133	$61	$165	$152	$138	$37	$17	$3,007	$1,632
Expenditures on exploration and evaluation assets
Nine months ended September 30(1)	279	506	—	—	—	—	—	—	—	—	—	—	279	506
Total Assets - As at September 30, 2011 and December 31, 2010	19,343	17,245	1,532	1,374	1,266	1,936	1,630	1,517	5,459	5,092	2,456	886	31,686	28,050

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	9

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Three months ended September 30
Gross revenues	$3,626	$2,499	$2,798	$1,916	$71	$57	$6,495	$4,472
Royalties	(226)	(217)	—	—	(21)	(16)	(247)	(233)

Revenue, net of royalties	$3,400	$2,282	$2,798	$1,916	$50	$41	$6,248	$4,239

Nine months ended September 30
Gross revenues	$10,344	$7,371	$8,476	$5,977	$230	$247	$19,050	$13,595
Royalties	(720)	(714)	—	—	(74)	(53)	(794)	(767)

Revenue, net of royalties	$9,624	$6,657	$8,476	$5,977	$156	$194	$18,256	$12,828

As at September 30, 2011 and December 31, 2010
Exploration and evaluation assets	$380	$252	$—	$—	$291	$220	$671	$472
Property, plant and equipment, net	18,701	17,723	3,594	3,451	1,001	596	23,296	21,770
Goodwill	160	160	525	503	—	—	685	663
Total non-current assets	20,687	19,534	4,137	3,950	1,305	816	26,129	24,300

Note 3	Basis of Presentation

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The condensed interim consolidated financial statements form part of the period covered by the first International Financial Reporting Standards (“IFRS”) annual financial statements and IFRS 1, “First-time Adoption of International Financial Reporting Standards,” has been applied. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

Note 15 provides an explanation of how the transition to IFRS has affected the reported financial position and performance of the Company. This note includes reconciliations of equity and total comprehensive income for comparative periods, and a reconciliation of equity at the date of transition from Part V of Canadian generally accepted accounting principles (“GAAP”) to IFRS.

The condensed interim consolidated financial statements of the Company for the periods ended September 30, 2011 and 2010 and as at September 30, 2011, September 30, 2010, December 31, 2010 and January 1, 2010 were approved by the Chair of the Audit Committee and Chief Executive Officer on November 2, 2011.

b)	Basis of Measurement and Principles of Consolidation

The condensed interim consolidated financial statements have been prepared on a historical cost basis with some exceptions in accordance with IAS 34, “Interim Financial Reporting,” as detailed in the accounting policies set out below. These policies have been applied consistently for all periods presented in the condensed interim consolidated financial statements and in preparing the opening IFRS balance sheet as at January 1, 2010 (subject to certain exceptions allowed by IFRS 1) for the purpose of the transition to IFRS. See Note 15 for details of the transition to IFRS.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	10

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Substantially all of the Company’s Upstream activities are conducted jointly with third parties and accordingly the accounts reflect the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

c)	Use of Estimates, Judgments and Assumptions

The timely preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained and as the Company’s operating environment changes.

Specifically, amounts recorded for depletion, depreciation and amortization expense, accretion expense, asset retirement obligations, fair value measurements, employee future benefits, income taxes, and amounts used in impairment tests for goodwill, inventory, exploration and evaluation assets, and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions.

d)	Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in millions of Canadian dollars, except per share amounts and unless otherwise stated.

Note 4	Significant Accounting Policies

a)	Cash and Cash Equivalents

Cash and cash equivalents in the balance sheets and for the purposes of the statements of cash flows consist of cash on hand less outstanding cheques and deposits with a maturity of less than three months at the time of purchase. When outstanding cheques are in excess of cash on hand and short-term deposits and the Company has the ability to net settle, the excess is reported in bank operating loans.

b)	Inventories

Crude oil, natural gas, refined petroleum products and purchased sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead and transportation. Commodity inventories held for trading purposes are carried at fair value. Any changes in fair value are included as gains or losses in other expenses during the period of change. Previous impairment provisions are reversed when there is a change in the condition that caused the impairment. Unrealized intersegment net earnings in inventories are eliminated.

c)	Precious Metals

The Company uses precious metals in conjunction with catalyst as part of the downstream U.S. refining process. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in earnings.

d)	Exploration and Evaluation Assets and Property, Plant and Equipment

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	11

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

i)	Cost

Oil and gas properties and other property, plant and equipment are stated at cost.

The chosen accounting policy requires management to determine the proper classification of activities designated as developmental or exploratory, which then determines the appropriate accounting treatment of the costs incurred for oil and natural gas exploration, evaluation and development expenditures.

The results from an exploration drilling program can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Exploration drilling costs can fluctuate from year to year due to such factors as the level of exploratory spending, the level of risk sharing with third parties participating in the exploratory drilling and the degree of risk associated with drilling in particular areas. Properties that are assumed to be productive may, over a period of time, actually deliver oil and gas in quantities different than originally estimated because of changes in reservoir performance.

ii)	Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

iii)	Exploration and evaluation costs

Costs associated with acquiring an exploration licence, including costs to acquire acreage and exploration rights, legal and other professional fees and land brokerage fees are capitalized as exploration and evaluation assets. The carrying value remains capitalized while exploration activity is under way or firmly planned or if a discovery is being evaluated with sufficient progress being made on establishing development plans. If no future activity is planned, the exploration licence and leasehold property acquisition costs are written off to exploration and evaluation expenses. When technical feasibility and commercial viability are determined and development is sanctioned, the relevant carrying value is transferred to property, plant and equipment. Geological and geophysical costs associated with exploration licences are charged to earnings as incurred.

Costs directly associated with an exploration well are initially capitalized as an exploration and evaluation asset until the drilling of the well is complete and the results have been evaluated. If extractable hydrocarbons are found and are likely to be developed commercially, subject to further appraisal activity which may include the drilling of further wells, the costs continue to be carried as an exploration and evaluation asset while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such carried costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. Capitalized exploration and evaluation expenditures related to wells that find proved reserves are transferred from exploration and evaluation assets to property, plant and equipment at the time of sanctioning of the development project. Impairment is recorded when the carrying value of the properties exceeds fair value. If no reserves are found, the capitalized exploration drilling costs are charged to expense as exploration and evaluation expenses.

iv)	Development costs

Expenditures, including borrowing costs, on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, are capitalized within oil and gas properties. Costs incurred to operate and maintain wells and equipment to lift oil and gas to the surface, are expensed as operating costs.

v)	Other property, plant and equipment

Repairs and maintenance costs, other than major turnaround costs, are expensed as incurred. Certain turnaround costs are capitalized as part of property, plant and equipment when incurred and are amortized over the estimated period of time to the next scheduled turnaround.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	12

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

vi)	Depletion, depreciation and amortization

Oil and gas properties are depleted on a unit-of-production basis over the proved developed reserves of the particular field, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case the straight-line method or a unit-of-production method based on total recoverable reserves is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. The unit-of-production rate for the depletion of oil and gas properties directly related to proved reserves field development takes into account expenditures incurred to date, together with sanctioned future development expenditures.

Oil and gas reserves are evaluated by independent qualified reserves engineers. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty. Changes in reserve estimates can have an impact on reported net earnings through revisions to depletion, depreciation and amortization expense, in addition to determining possible write-downs of property, plant and equipment.

Net reserves represent the Company’s undivided gross working interest in total reserves after deducting Crown, freehold and overriding royalty interests. Assumptions reflect market and regulatory conditions, as required, as at the balance sheet date and could differ significantly from other points in time throughout the year or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Depreciation for substantially all other property, plant and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from five to thirty-five years, and any estimated residual value. The useful lives of assets are estimated based upon the period the asset is expected to be available for use by the Company. Residual values are based upon the estimated amount that would be obtained on disposal net of any costs associated with the disposal. Other property, plant and equipment held under finance leases are depreciated over the shorter of the lease term and the estimated useful life of the asset.

Depletion, depreciation and amortization rates for all capitalized costs associated with the Company’s activities are reviewed, at least annually, and when events or conditions occur that impact capitalized costs, reserves and estimated service lives.

Any gain or loss arising on disposal of exploration and evaluation assets or property, plant and equipment is included in earnings in the period of disposal.

e)	Joint Arrangements

Joint arrangements are activities over which activities the Company has joint control established by contractual agreement. The condensed interim consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

f) Business Combinations

Business combinations are accounted for using the acquisition method. Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case by case basis. If the acquisition meets the definition of a business combination, the assets and liabilities are classified or designated based on the contractual terms, economic conditions, the Company’s operating and accounting policies, and other factors that exist on the acquisition date. The identifiable assets and liabilities are measured at their fair values on the acquisition date. Any contingent liabilities are also recognized on the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation. Acquisition costs incurred are expensed and included in other expenses.

g)	Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net assets acquired. Goodwill, which is not amortized, is assigned to appropriate cash generating units (“CGUs”) or groups of CGUs. Since goodwill results from

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	13

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

the culmination of purchase accounting, it is inherently imprecise and requires judgment in the determination of the fair value of assets and liabilities. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired; any impairment losses are recognized in the current period earnings and is not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal.

h)	Impairment of Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, then the recoverable amount is estimated. For goodwill, the recoverable amount is estimated during the fourth quarter of each year or when any indication of impairment exists.

Carrying values of oil and gas properties and other property, plant and equipment are reviewed for impairment when indicators of such impairment exist. External factors, such as an extended decrease in prices or margins for oil and gas commodities or products, a significant downward revision of estimated volumes or upward revision of future development costs, are also monitored as possible indications of impairment. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs to sell (“FVLCS”) and the asset’s value in use (“VIU”) for an individual asset, or CGU. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the assets are tested as part of a CGU, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

FVLCS is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCS of oil and gas assets is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

VIU is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and can only take into account approved future development costs. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, marketing supply and demand, product margins and in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and includes expectations about proved and unproved volumes, which are risk-weighted utilizing geological, production, recovery and economic projections. Cash flow estimates are risk-adjusted to reflect local conditions as appropriate and discounted at a rate based on Husky’s credit risk-adjusted discount rate. These assumptions are different to those used in calculating fair value.

Given the calculations for recoverable amounts require the use of estimates and assumptions, it is possible that the assumptions may change, which may impact the estimated life of the field and may require a material adjustment to the carrying value of goodwill and tangible assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized with respect to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU or group of CGUs on a pro rata basis. Impairment losses are recognized in depletion, depreciation and amortization.

Impairment losses recognized for other assets in prior years are assessed at each reporting date for any indications that the impairment condition has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	14

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

i)	Asset Retirement Obligations (“ARO”)

A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The Company has significant obligations to remove tangible assets and restore land after operations cease and the Company retires or relinquishes the asset. The Company’s ARO mainly relates to the Upstream business. The retirement of Upstream assets consists primarily of plugging and abandoning wells, removing and disposing of surface and subsea equipment and facilities, and restoration of land to a state required by regulation or contract. The amount recognized is the net present value of the estimated future expenditures determined in accordance with local conditions, current technology and current regulatory requirements. The obligation is calculated using the current estimated costs to retire the asset inflated to the estimated retirement date and then discounted using a credit-adjusted risk free discount rate. The liability is recorded in the period in which an obligation arises with a corresponding increase to the carrying value of the related asset. The liability is progressively accreted over time as the effect of discounting unwinds, creating an expense recognized as part of finance expenses. The costs capitalized to the related assets are amortized in a manner consistent with the depletion, depreciation and amortization of the underlying assets. Actual retirement expenditures are charged against the accumulated liability as incurred.

Liabilities for ARO are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in earnings. In the case of closed sites, changes to estimated costs are recognized immediately in earnings. Changes to the capitalized cost result in an adjustment to future depreciation and finance expenses. Adjustments to the estimated amount and timing of future ARO cash flows are a normal occurrence in light of the significant judgments and estimates involved.

Estimating the ARO requires significant judgment as restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Inherent in the calculation of the ARO are numerous assumptions including the ultimate settlement amounts, future third-party pricing, inflation factors, risk free discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions may result in changes to the ARO liability.

j)	Legal and Other Contingent Matters

Provisions and liabilities for legal and other contingent matters are recognized in the period when it becomes probable a future outflow of funds resulting from past operations or events will occur and the amount of the cash outflow can be reasonably estimated. The timing of recognition and measurement of the provision requires the application of judgment to existing facts and circumstances, which can be subject to change. The carrying amounts of provisions and liabilities are reviewed regularly and adjusted to account for changing facts and circumstances. The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When a loss is determined it is charged to earnings. The Company must continually monitor known and potential contingent matters and make appropriate provisions when warranted by the circumstances present.

k)	Share Capital

Common shares and preferred shares are classified as equity since they are redeemable at the Company’s option. Incremental costs directly attributable to the issuance of shares and stock options are recognized as a deduction from equity, net of tax. Common dividends are paid out in common shares or in cash and preferred dividends are paid in cash. Both common and preferred dividends are recognized as distributions within equity.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	15

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

l)	Financial Instruments

Financial instruments must initially be recognized at fair value on the balance sheet based on their initial classification, in one of the following categories: financial assets and financial liabilities measured at fair value through profit or loss, loans or receivables, held to maturity investments, available-for-sale financial assets, or other financial liabilities.

Financial assets include cash and cash equivalents, accounts receivable, contribution receivable and derivative instruments. Financial liabilities include accounts payable and accrued liabilities, contribution payable, long-term debt, other long-term financial liabilities and derivative instruments.

A financial instrument measured at fair value through profit and loss (“FVTPL”) is not a loan or receivable and includes one of the following criteria:

•	is a derivative, except for derivatives that have been designated as effective hedging instruments;

•	has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or

•	is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of realized short-term trading margins.

For financial assets and financial liabilities that are not classified as held for trading or available for sale, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest rate method if the time value of money is significant.

Subsequent measurement of a financial instrument is based on its classification. Unrealized gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are measured at amortized cost using the effective interest rate method.

m)	Derivative Instruments and Hedging Activities

A derivative is a financial instrument or other contract with all three of the following characteristics:

•

its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;

•

it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•	it is settled at a future date.

Derivative instruments are utilized by the Company to manage various market risks including volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting is optional.

The Company may enter into swap and other derivative transactions to hedge or mitigate the Company’s commercial risk arising from time to time including derivatives that are economically appropriate to the reduction of risks in the conduct and management of the Company’s businesses where the risks arise in the ordinary course of the Company’s business.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	16

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

i)	Derivative Instruments

All derivative instruments, other than those designated as effective hedging instruments, are classified as held for trading and are recorded on the balance sheet at fair value in accounts receivable, other assets, accounts payable and accrued liabilities or other long-term financial liabilities. Gains and losses on these instruments are recorded in other expenses in the period they occur. The fair value of other long-term financial liabilities is the present value of future cash flows associated with the obligation. Derivative instruments that have been designated as effective hedging instruments are further classified as either fair value or cash flow hedges and are recorded on the balance sheet as set forth below under “Hedging Activities”.

The Company may enter into commodity price contracts to offset fixed price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. Gains and losses from these contracts, which are not designated as hedging instruments, are recognized in Midstream revenues or purchases of crude oil and products.

ii)	Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of other freestanding derivatives and the combined contract is not measured at FVTPL. Embedded derivatives are measured at fair value with gains and losses recognized in earnings.

iii)	Hedging Activities

At the inception of a derivative transaction, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and hedging items and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the derivative transaction. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Derivative instruments that have been designated and qualify for hedge accounting are classified as either fair value or cash flow hedges.

The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the offsetting gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses are recorded in OCI until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the Condensed Interim Consolidated Statements of Income and Condensed Interim Consolidated Statements of Other Comprehensive Income, the fair value of the associated cash flow hedge is reclassified from other reserves into earnings. Any hedge ineffectiveness is immediately recognized in earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in OCI, net of tax, and are limited to the translation gain or loss on the net investment.

The Company may enter into interest rate swap agreements to hedge its fixed and floating interest rate mix on long-term debt. The estimate of fair value of interest rate hedges is determined primarily through forward market prices and compared with quotes from financial institutions. Gains and losses from these contracts are recognized as an adjustment to finance expense on the hedged debt instrument.

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. The estimation of fair value of forward purchases of U.S. dollars is determined using forward market prices. Gains and losses on these instruments related to foreign exchange are recorded in foreign exchange gains or losses in the period to which they relate, offsetting the respective foreign exchange gains and

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	17

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in other reserves and is adjusted for changes in the fair value of the instrument over the life of the debt.

The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. The estimate of fair value for foreign currency hedges is determined primarily through forward market prices and compared with quotes from financial institutions. Gains and losses on these instruments are recognized in Upstream oil and gas revenues when the sale is recorded.

n)	Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge, exchange gains and losses arising from the translation of the financial statements of foreign operations and actuarial gains and losses on defined benefit pension plans. Amounts included in OCI are shown net of tax. Other reserves is an equity category comprised of the cumulative amounts of OCI.

o)	Impairment of Financial Assets

A financial asset is assessed at each reporting date to determine whether it is impaired based on objective evidence indicating that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss with respect to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the net present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss with respect to an available-for-sale financial asset is calculated by reference to its fair value and any amounts in OCI are transferred to earnings.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net earnings. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

p)	Pensions and Other Post-employment Benefits

In Canada, the Company provides a defined contribution pension plan and other post-retirement benefits to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. In the United States, the Company provides defined contribution plans (401(k)), a defined benefit pension plan and other post-retirement benefits.

The cost of the pension benefits earned by employees in the defined contribution pension plans is expensed as incurred. The cost of the benefits earned by employees in the defined benefit pension plans is determined using the projected unit credit funding method. Actuarial gains and losses are recognized in OCI as incurred.

Past service costs are recognized in the benefit cost on a straight-line basis over the average period until the benefits become vested. The past service costs are recognized as an expense immediately following the introduction of, or changes to, the pension plans.

The defined benefit asset or liability comprises the present value of the defined benefit obligation, less past service costs and the fair value of plan assets from which the obligations are to be settled. Plan assets are measured at fair value based on the closing bid price when there is a quoted price in an active market. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s creditors. The value of any defined benefit asset is restricted to the sum of any past service costs and the present value of refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using the year-end market rate of interest for high-quality corporate debt instruments with cash flows that match the timing and amount of expected benefit payments.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	18

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Post-retirement medical benefits are also provided to qualifying retirees. In some cases the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans there is no funding of the benefits before retirement. These plans are recognized on the same basis as described above for the defined benefit pension plans.

The determination of the cost of the defined benefit pension plans and the other post-retirement benefit plans reflects a number of assumptions that affect the expected future benefit payments and the valuation is prepared by an independent actuary who is engaged by the Company. These assumptions include, but are not limited to: estimate of expected plan investment performance, salary escalation, retirement age, attrition, future health care costs and mortality. The fair value of the plan assets is used for the purposes of calculating the expected return on plan assets.

Mortality rates are based on the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations. The rate of return on pension plan assets is based on a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year. Future salary increases are based on expected future inflation rates for the individual countries.

q)	Income Taxes

Current income taxes are recognized in net earnings except when they relate to equity, which includes OCI, or other reserves. Current income taxes related to equity are recognized directly in equity. Management periodically evaluates positions taken in the Company’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and reassessment and establishes provisions where appropriate.

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable net earnings will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. Deferred tax relating to items recognized directly in equity, including OCI, is also recognized in equity.

Deferred tax assets and liabilities are recognized at expected tax rates in effect in the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The effect of a change to the tax rate on the future tax assets and liabilities is recognized in net earnings when substantively enacted. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

r)	Non-monetary Transactions

Non-monetary transactions are measured based on fair value when there is evidence to support the fair value unless the transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The acquired item is measured in this way even if the Company cannot immediately derecognize the asset given up. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	19

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

s)	Revenue Recognition

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenues associated with the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recognized when the title passes to the customer. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

Physical exchanges are reported net for swaps of similar items, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

Finance income is recognized as the interest accrues using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

t)	Foreign Currency

Functional currency is the currency of the primary economic environment in which the Company and subsidiaries operate and is normally the currency in which the entity primarily generates and expends cash. The financial statements of Husky’s subsidiaries are translated into Canadian dollars, which is the presentation and functional currency of the Company. The assets and liabilities of subsidiaries whose functional currencies are other than Canadian dollars are translated into Canadian dollars at the foreign exchange rate at the balance sheet date, while revenues and expenses of such subsidiaries are translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in OCI.

Company transactions in foreign currencies are translated to the appropriate functional currency at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency based on the foreign exchange rate at the balance sheet date and differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

The Company applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency, regardless of whether the net investment is held directly or through an intermediate parent. Foreign currency differences arising on the revaluation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in OCI to the extent that the hedge is effective, and are presented within equity in exchange differences on translation of foreign operations. To the extent that the hedge is ineffective, such differences are recognized in net earnings. When the hedged part of a net investment is disposed of, the corresponding exchange differences on translation of foreign operations, previously reflected in other reserves, are reclassified to net earnings.

u)	Share-based Payments

In accordance with the Company’s stock option plan, stock options to acquire common shares may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted. Compensation expense is recorded in earnings as part of selling, general and administrative expenses.

The Company’s stock option plan is a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. A liability for the stock options is accrued over their vesting period measured at fair value using the Black-Scholes option pricing model. The liability is revalued each reporting period until settlement to reflect changes in the fair value of the options and the net change is recognized in earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	20

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The Company’s Performance Share Unit Plan provides a time-vested award to certain officers and employees of the Company. Performance Share Units (“PSUs”) entitle participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash is contingent on the Company’s total shareholder return relative to a peer group of companies. A liability for expected cash payments is accrued over the vesting period of the PSUs based on the market price of the Company’s common shares and the expected vesting percentage. Upon vesting, a cash payment is made to the participants and the outstanding liability is reduced by the payment amount. Accrued compensation for a PSU that is forfeited is adjusted to earnings by decreasing the compensation expense in the period of forfeiture.

v)	Earnings per Share

The number of basic common shares outstanding is the weighted average number of common shares outstanding for each period. Shares issued during the period are included in the weighted average number of shares from the date consideration is receivable. The calculation of basic earnings per common share is based on net earnings attributable to common shareholders divided by the weighted average number of common shares outstanding.

The number of diluted common shares outstanding is calculated using the treasury stock method, which assumes that any proceeds received from in-the-money stock options would be used to buy back common shares at the average market price for the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options granted to employees. Stock options granted to employees provide the holder with the ability to settle in cash and equity. For the purposes of the diluted earnings per share calculation, the Company must adjust the numerator for the more dilutive effect of cash-settlement versus equity-settlement despite how the stock options are accounted for in net earnings. As a result, net earnings reported based on accounting of cash-settled stock options may be adjusted for the results of equity-settlements for the purposes of determining the numerator for the diluted earnings per share calculation.

w)	Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. If a grant is received but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and released to income in equal amounts over the expected useful life of the related asset through lower depletion, depreciation and amortization.

x)	Recent Accounting Standards

Presentation of Financial Statements

In June 2011, the International Accounting Standards Board (“IASB”) issued IAS 1, “Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements.” The amendments stipulate the presentation of net earnings and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for the Company beginning on January 1, 2012 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the amendments on January 1, 2012. The adoption of the amendments to this standard is not expected to have a material impact on the Company’s financial statements.

Financial Instruments

In November 2009, the IASB published IFRS 9, “Financial Instruments,” which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	21

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through profit or loss. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in OCI. IFRS 9 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the amendments on January 1, 2013. The adoption of the standard is not expected to have a significant impact to the Company’s financial statements.

Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, “Consolidated Financial Statements,” which provides a single model to be applied in the assessment of control for all entities in which the Company has an investment including special purpose entities currently in the scope of Standing Interpretations Committee (“SIC”) 12. Under the new control model, the Company has control over an investment if the Company has the ability to direct the activities of the investment, is exposed to the variability of returns from the investment and there is a linkage between the ability to direct activities and the variability of returns. IFRS 10 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The adoption of the standard is not expected to have a material impact on the Company’s financial statements.

Joint Arrangements

In May 2011, the IASB published IFRS 11, “Joint Arrangements,” whereby joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses is included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint arrangements using proportionate consolidation or equity accounting. IFRS 11 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 11 in its financial statements for the annual period beginning January 1, 2013 and is currently reviewing the classification of its joint arrangements. The extent of the impact of adoption of IFRS 11 has not yet been determined.

Disclosure of Interests in Other Entities

In May 2011, the IASB published IFRS 12, “Disclosure of Interests in Other Entities,” which contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 12 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, “Investments in Associates and Joint Ventures,” which provides additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	22

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to remeasure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. Amendments to IAS 28 are effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt these amendments in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, “Fair Value Measurement,” which provides a single source of fair value measurement guidance and replaces fair value measurement guidance contained in individual IFRSs. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. IFRS 13 is effective for the Company on January 1, 2013 with required prospective application and early adoption permitted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” to eliminate the corridor method that permits the deferral of actuarial gains and losses, to revise the presentation requirements for changes in defined benefit plan assets and liabilities and to enhance the required disclosures for defined benefit plans. Amendments to IAS 19 are effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt these amendments in its financial statements for the annual period beginning on January 1, 2013. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

Note 5	Cash Flows - Change in Non-cash Working Capital

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Decrease (increase) in non-cash working capital
Accounts receivable	$38	$165	$246	$(187)
Inventories	(15)	(13)	51	(201)
Prepaid expenses	12	(12)	(20)	(43)
Accounts payable and accrued liabilities	417	(25)	287	584

Change in non-cash working capital	$452	$115	$564	$153

Relating to:
Operating activities	$197	$3	$362	$122
Financing activities	(78)	63	(151)	175
Investing activities	333	49	353	(144)

Cash and cash equivalents at September 30, 2011 included $45 million of bank overdraft (December 31, 2010 - $185 million of cash) and $1,817 million of short-term investments with maturities less than three months (December 31, 2010 - $67 million).

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	23

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 6	Exploration and Evaluation Costs

A reconciliation of the carrying amount of exploration and evaluation assets at September 30, 2011 and December 31, 2010 is set out below.

	2011	2010
Cost at January 1 (note 15)	$472	$1,943
Additions	228	946
Acquisitions (note 8)	103	3
Transfers to oil and gas properties (note 7)	(69)	(2,208)
Expensed exploration expenditures previously capitalized	(55)	(200)
Dispositions (note 8)	(19)	(2)
Exchange adjustments	11	(10)

Cost at September 30, 2011	$671

Cost at December 31, 2010 (note 15)		$472

The following exploration and evaluation expenses relate to activities associated with the exploration for and evaluation of oil and natural gas resources. All such activity is recorded within the Upstream segment.

Exploration and Evaluation Expenses Summary	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Seismic	$2	$7	$39	$60
Expensed drilling	61	1	121	98
Expensed land	10	—	53	—
Other	22	17	63	50

Total	$95	$25	$276	$208

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	24

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Property, Plant and Equipment

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
At January 1, 2010 (note 15)	$24,641	$1,071	$1,779	$4,430	$1,755	$33,676
Additions	1,624	8	182	296	238	2,348
Acquisitions	397	—	—	—	—	397
Transfers from exploration and evaluation	2,208	—	—	—	—	2,208
Changes in asset retirement obligations	357	7	13	16	52	445
Disposals	(15)	(17)	—	—	(17)	(49)
Exchange adjustments	(68)	—	—	(197)	—	(265)

At December 31, 2010 (note 15)	29,144	1,069	1,974	4,545	2,028	38,760
Additions	1,954	29	38	186	65	2,272
Acquisitions (note 8)	840	—	—	—	—	840
Transfers from exploration and evaluation	69	—	—	—	—	69
Intersegment transfers	84	(84)	—	—	—	—
Changes in asset retirement obligations	91	(3)	—	(4)	(4)	80
Dispositions and derecognition (notes 8, 14)	(101)	(103)	(63)	(20)	—	(287)
Exchange adjustments	39	—	—	186	—	225

At September 30, 2011	32,120	908	1,949	4,893	2,089	41,959

Accumulated depletion, depreciation and amortization
At January 1, 2010 (note 15)	(12,450)	(535)	(545)	(639)	(923)	(15,092)
Depletion, depreciation and amortization	(1,487)	72	(198)	(208)	(152)	(1,973)
Disposals	8	13	—	—	13	34
Exchange adjustments	12	—	—	29	—	41

At December 31, 2010 (note 15)	(13,917)	(450)	(743)	(818)	(1,062)	(16,990)
Depletion, depreciation and amortization for the period	(1,400)	(29)	(139)	(164)	(71)	(1,803)
Intersegment transfers	(45)	45	—	—	—	—
Dispositions and derecognition	55	44	63	—	—	162
Exchange adjustments	(8)	—	—	(24)	—	(32)

At September 30, 2011	(15,315)	(390)	(819)	(1,006)	(1,133)	(18,663)

Net book value
At September 30, 2011	$16,805	$518	$1,130	$3,887	$956	$23,296

At December 31, 2010 (note 15)	$15,227	$619	$1,231	$3,727	$966	$21,770

At January 1, 2010 (note 15)	$12,191	$536	$1,234	$3,791	$832	$18,584

Costs of property, plant and equipment, including major development projects, excluded from costs subject to depletion, depreciation and amortization as at September 30, 2011 were $5,133 million (December 31, 2010 - $4,076 million).

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	25

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 8	Acquisitions and Dispositions

ExxonMobil Acquisition

On February 4, 2011, the Company acquired oil and natural gas properties in Alberta and northeast British Columbia from ExxonMobil for consideration of $823 million before adjustments. The assets acquired are located in core areas of Husky’s operations and include land, oil and gas wells, facilities, pipelines and seismic data. The fair value of the assets acquired and liabilities assumed on the date of acquisition was $836 million.

The amounts recognized on the date of acquisition for the identifiable assets acquired were:

Amount
Exploration and evaluation assets	$68
Property, plant and equipment	830
Asset retirement obligations assumed	(62)

Total assets acquired	$836

Total cash consideration transferred for the net assets acquired was $836 million. In the period of February 4, 2011 to September 30, 2011, the acquisition contributed revenue of $155 million and earnings of $25 million which are included in the consolidated net earnings for the period.

If the acquisition had occurred on January 1, 2011, management estimates that consolidated revenue would have increased by an additional $29 million and consolidated net earnings would have increased by $6 million for the nine months ended September 30, 2011. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

Property Exchange

On June 1, 2011, the Company exchanged, in a commercial transaction, certain oil and natural gas properties in Alberta, resulting in a pre-tax gain of $68 million on the Company’s exchanged properties measured on the basis of the fair value of the consideration received. This gain was recorded in other expenses.

Sale of Oil Sands Leases

On January 14, 2011, the Company completed a sales agreement to sell 23 square miles of mining leases in exploration and evaluation assets in Alberta for cash proceeds of $200 million, resulting in a gain recorded in other expenses, subject to adjustments, of approximately $177 million. The first installment of $100 million was received on January 14, 2011; the second installment of $100 million is due and receivable on January 13, 2012.

Completion of 10% Interest Sale of Husky Oil (Madura) Limited

On January 13, 2011, a subsidiary of the Company, Husky Oil Madura Partnership (“HOMP”), and China National Offshore Oil Corporation Southeast Asia Limited (“CNOOCSE”) both sold a 10% equity share in Husky Oil (Madura) Limited (“HOML”) to Samudra Energy Ltd. through its affiliate, SMS Development Ltd. (“SMS”). Following the completion of the sale, HOMP and CNOOCSE now each hold a 40% equity interest in HOML with the remaining 20% balance held by SMS. The sale resulted in a gain of $12 million recorded in other expenses. The Company’s share of the consideration was U.S. $12.5 million in cash and a deferred purchase price for the balance of U.S. $12.5 million which bears interest at a rate of 5% and is payable to the Company from SMS’s share of future distributions from HOML.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	26

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 9	Long-term Debt

		Cdn $ Amount		US $ Denominated
	Maturity	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010
Long-term debt
Syndicated credit facility	2012	$—	$380	$—	$—
6.25% notes (1)	2012	—	398	—	400
5.90% notes (2)	2014	787	750	750	750
3.75% medium-term notes (2)	2015	317	308	—	—
7.55% debentures (2)	2016	231	209	200	200
6.20% notes (2)	2017	349	316	300	300
6.15% notes	2019	312	298	300	300
7.25% notes	2019	779	746	750	750
5.00% medium-term notes	2020	400	400	—	—
6.80% notes	2037	402	385	387	387
Debt issue costs (3)		(22)	(26)	—	—
Unwound interest rate swaps		19	23	—	—

		$3,574	$4,187	$2,687	$3,087

Long-term debt due within one year 6.25% notes (1)	2012	$416	$—	$400	$—

(1)	A portion of the Company’s debt is designated in a cash flow hedging relationship for foreign currency risk management. Refer to Note 13.
(2)	A portion of the Company’s debt is designated in a fair value hedging relationship for interest rate risk management and recorded at fair value. Refer to Note 13.
(3)	Calculated using the effective interest rate method.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	27

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Financial items for the three and nine months ended September 30, 2011 and 2010 were as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	$(155)	$64	$(92)	$35
Gains (losses) on cross currency swaps	27	(11)	16	(6)
Gains (losses) on contribution receivable	94	(39)	59	(21)
Other foreign exchange gains (losses)	40	(3)	42	19

Net foreign exchange gains	6	11	25	27

Finance income
Contribution receivable	18	20	54	58
Other	3	(1)	6	4

Finance income	21	19	60	62

Finance expenses
Long-term debt	(57)	(56)	(171)	(167)
Contribution payable	(15)	(22)	(61)	(66)
Short-term debt	(1)	(1)	(4)	(1)

	(73)	(79)	(236)	(234)
Amount capitalized (1)	23	16	56	42

	(50)	(63)	(180)	(192)
Accretion of asset retirement obligations (note 10)	(19)	(13)	(55)	(37)
Accretion of other long-term liabilities	(1)	(2)	(4)	(7)

Finance expenses	(70)	(78)	(239)	(236)

	$(43)	$(48)	$(154)	$(147)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2010 - 7%).

Other foreign exchange gains and losses primarily include realized and unrealized foreign exchange gains and losses on property, plant and equipment, and working capital.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	28

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Interest coverage ratios:

September 30, 2011
Interest coverage ratios on long-term debt (1) (2)
Net earnings	12.5
Cash flow	21.4
Interest coverage ratios on total debt (1) (3)
Net earnings	12.1
Cash flow	20.6

(1)	Calculated for the 12 months ended for the date shown.
(2)

Interest coverage on long-term debt on an earnings basis is equal to earnings before finance expenses on long-term debt and income taxes divided by finance expense on long-term debt and capitalized finance expense. Interest coverage on long-term debt on a cash flow basis is equal to cash flow - operating activities before finance expenses on long-term debt and current income taxes divided by finance expenses on long-term debt and capitalized finance expense. Long-term debt includes the current portion of long-term debt.

(3)

Interest coverage on total debt on an earnings basis is equal to earnings before finance expenses on total debt and income taxes divided by finance expenses on total debt and capitalized finance expenses. Interest coverage on total debt on a cash flow basis is equal to cash flow - operating activities before finance expenses on total debt and current income taxes divided by finance expenses on total debt and capitalized finance expenses. Total debt includes short and long-term debt.

Credit Facilities

The Company has a revolving syndicated credit facility which allows it to borrow up to $1.25 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a five-year committed revolving credit facility. Husky also has a second revolving syndicated credit facility that allows the Company to borrow up to $1.5 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The second facility was increased to $1.7 billion in the first quarter of 2011 and is structured as a four-year committed revolving credit facility. Interest rates vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

The Company’s $150 million revolving bilateral credit facilities have substantially the same terms as the $1.25 billion syndicated credit facility.

As at September 30, 2011, the Company had no borrowings under its $1.25 billion revolving syndicated credit facility, its $150 million bilateral credit facilities, or its $1.7 billion committed revolving facility (December 31, 2010 - $380 million under the $1.25 billion syndicated credit facility and no borrowings under the bilateral credit facilities or the $1.5 billion syndicated facility).

Notes and Debentures

On December 21, 2009, Husky filed a debt shelf prospectus with the applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $1.0 billion of medium-term notes in Canada until January 21, 2012. During the 25-month period that the shelf prospectus is effective, medium-term notes may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying pricing supplement. On March 12, 2010, the Company issued $300 million of 3.75% notes due March 12, 2015 and $400 million of 5.00% notes due March 12, 2020. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On November 26, 2010, Husky filed a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the “Securities”) in Canada until December 2012

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	29

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

(the “Canadian Shelf Prospectus”). During the 25-month period that the shelf prospectus is effective, Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. On December 7, 2010, the Company issued 11.9 million common shares for gross proceeds of approximately $293 million under this Canadian Shelf Prospectus. On March 18, 2011, the Company issued 12 million Cumulative Rate Reset Preferred Shares, Series 1 (“Series 1 Shares”) for gross proceeds of $300 million under this Canadian Shelf Prospectus.

On June 13, 2011, Husky filed a universal short form base shelf prospectus with the Alberta Securities Commission and the U.S. Securities and Exchange Commission that enables the Company to offer up to U.S. $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units in the United States until July 13, 2013. On June 29, 2011, the Company issued approximately 37 million common shares for gross proceeds of $1.0 billion under the U.S. shelf prospectus and accompanying prospectus supplement in the United States and under the Canadian Shelf Prospectus in Canada. (Refer to Note 11).

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 5.90% and the 7.25% notes, issued in 2009, represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

The notes and debentures disclosed above are redeemable (unless otherwise stated) at the option of the Company, at any time, at a redemption price equal to the greater of the par value of the securities and the sum of the present values of the remaining scheduled payments discounted at a rate calculated using a comparable U.S. Treasury Bond rate (for U.S. dollar denominated securities) or Government of Canada Bond rate (for Canadian dollar denominated securities) plus an applicable spread.

The Company’s notes, debentures, credit facilities and short-term lines of credit rank equally.

The unamortized portion of the gain on previously unwound interest rate swaps that were designated as fair value hedges is included in the carrying value of long-term debt.

Note 10	Asset Retirement Obligations (“ARO”)

At September 30, 2011, the estimated total undiscounted inflation adjusted amount required to settle the Company’s ARO was $8.0 billion (December 31, 2010 - $7.6 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using a credit-adjusted risk free rate of 6.2% (December 31, 2010 - 6.2%). Obligations related to environmental remediation and cleanup of oil and gas producing assets are included in the estimated ARO.

While the provision is based on the best estimates of future costs and the economic lives of the facilities, there is uncertainty regarding the amount and timing of incurring these costs that are not always within management’s control.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	30

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Changes to the ARO for the nine months ended September 30, 2011 and the year ended December 31, 2010 were as follows:

	Nine months ended Sept. 30, 2011	Year ended December 31, 2010
Asset retirement obligations at beginning of period	$1,198	$767
New, acquired or increased liabilities	80	135
Liabilities settled	(68)	(60)
Liabilities disposed	(4)	—
Change in discount rate	—	77
Change in estimates	—	233
Exchange adjustment	1	(3)
Accretion (1)	55	49

Asset retirement obligations at end of period	$1,262	$1,198

Expected to be incurred within 1 year	$40	$63
Expected to be incurred beyond 1 year	1,222	1,135

(1)	Accretion is included in finance expenses.

Note 11	Share Capital

Common Shares

Changes to issued share capital were as follows:

	Number of Shares	Amount
January 1, 2010	849,860,935	$3,585
Common shares issued, net of share issue costs	40,816,326	988
Options exercised	31,534	1

December 31, 2010	890,708,795	4,574
Common shares issued, net of share issue costs	44,362,214	1,173
Stock dividends	13,774,875	383
Options exercised	5,000	—

September 30, 2011	948,850,884	$6,130

On June 29, 2011, Husky issued approximately 37 million common shares at a price of $27.05 per share for total gross proceeds of approximately $1.0 billion through a public offering, and a total of approximately 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million through a private placement to L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. The public offering was conducted under the Company’s universal base shelf prospectus filed November 26, 2010 with the securities regulatory authorities in all provinces of Canada and the Company’s universal base shelf prospectus filed June 13, 2011

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	31

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

with the Alberta Securities Commission and the U.S. Securities and Exchange Commission and the accompanying respective prospectus supplements.

Amendments to Common Share Terms

In the Special Meeting of Shareholders held on February 28, 2011, the Company’s shareholders approved amendments to the common share terms, which provide the shareholders with the ability to receive dividends in common shares or in cash. Quarterly dividends can be declared in an amount expressed in dollars per common share and paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares. The volume weighted average trading price of the common shares would be calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares.

Preferred Shares

On March 18, 2011, Husky issued 12 million Series 1 Shares at a price of $25.00 per share for aggregate gross proceeds of $300 million. Net proceeds after share issue costs were $291 million. The Series 1 Shares were offered by way of a prospectus supplement to the Canadian Shelf Prospectus.

Holders of the Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.45% annually for the initial period ending March 31, 2016 as declared by Husky. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73%. Holders of Series 1 Shares will have the right, at their option, to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (the “Series 2 Shares”), subject to certain conditions, on March 31, 2016 and on March 31 every five years thereafter. Holders of the Series 2 Shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 1.73%. An aggregate of $7 million is payable as dividends on the Series 1 Shares for the year ended December 31, 2011.

In the event of liquidation, dissolution or winding-up of the Company, the holders of the Series 1 Shares will be entitled to receive $25 per share as well as all accrued unpaid dividends before any amounts will be paid or any assets of the Company will be distributed to the holders of any other shares ranking junior to the Series 1 Shares. The holders of the Series 1 Shares will not be entitled to share in any further distribution of the assets of the Company.

Share-based Payments

The Company has two types of options: a tandem plan and a tandem performance based plan. The tandem plan provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. For options granted up to 2009, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option. For options granted after 2009, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares for the five trading days following the surrender date and the exercise price of the option.

Under the terms of the tandem plan, the options awarded have a maximum term of five years and vest over three years on the basis of one-third per year. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	32

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

group, the number of performance options exercisable shall be determined by the Company’s relative ranking. Stock compensation expense related to the performance options is accrued based on the price of the common shares at the end of the period and the anticipated performance factor. This expense is recognized over the three-year vesting period of the performance options. Performance options are no longer granted and the last grant was on August 7, 2009.

The fair value of the stock options is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the stock options are granted and for the performance based options, the current likelihood of achieving the specified target.

The carrying amount of the liability relating to the tandem plan and the tandem performance based plan at September 30, 2011 was $9 million and nil (December 31, 2010 - $14 million and $3 million), respectively. The total recovery recognized for the tandem plan and the tandem performance based plan for the three and nine months ended September 30, 2011 was $6 million and $9 million (three and nine months ended September 30, 2010 - recovery of $1 million and $19 million), respectively.

The following options to purchase common shares have been awarded to officers and certain other employees:

	Nine months ended September 30
	2011		2010
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding, beginning of year	29,541	$37.04	28,399	$40.78
Granted	9,441	$28.87	8,549	$28.04
Exercised for common shares	(5)	$28.19	(31)	$24.14
Surrendered for cash	—	$—	(39)	$23.24
Forfeited	(4,584)	$37.95	(6,768)	$41.07

Outstanding at September 30	34,393	$34.68	30,110	$37.14

Options exercisable at September 30	18,901	$39.63	17,402	$41.23

	September 30, 2011
	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$25.41 – $29.99	17,675	$28.48	4	2,771	$28.16
$30.00 – $34.99	1,142	$31.21	2	554	$31.17
$35.00 – $39.99	381	$39.30	1	381	$39.30
$40.00 – $42.99	13,227	$41.60	1	13,227	$41.60
$43.00 – $45.02	1,968	$45.02	2	1,968	$45.02

	34,393	$34.68	3	18,901	$39.63

The following tables list the inputs to the Black-Scholes option pricing model of the two plans as at the dates indicated:

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	33

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

	September 30, 2011		September 30, 2010
	Tandem Options	Tandem Performance Based Options	Tandem Options	Tandem Performance Based Options
Dividend per option	$1.32	$1.32	$1.16	$1.16
Range of expected volatilities used (percent)	21.2 – 36.3	21.2 – 30.0	15.6 – 41.2	15.6 – 41.2
Range of risk-free interest rates used (percent)	0.8 – 1.5	0.8 – 1.1	0.8 – 2.0	0.8 – 1.6
Expected life of share options from vesting date (years)	1.7	1.7	1.6	1.6
Fair value weighted average exercise price	$35.33	$41.37	$38.75	$41.22

The expected life of the stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Performance Share Units (“PSU”)

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit Plan for certain officers and employees of the Company. A PSU is a time-vested award entitling participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash is contingent on the Company’s total shareholder return relative to a peer group of companies. During the first nine months of 2011, 295,000 PSUs were granted to senior management and 15,000 PSUs were forfeited. As at September 30, 2011, 500,000 PSUs (December 31, 2010 - 220,000 PSUs) were outstanding.

The carrying amount of the liability relating to the PSUs as at September 30, 2011 was $1 million (December 31, 2010 - nil). The total expense recognized for the three and nine months ended September 30, 2011 was $1 million (three and nine months ended September 30, 2010 - nil).

Earnings per Share

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net earnings - basic	$518	$261	$1,809	$808
Net earnings - diluted	$503	$252	$1,778	$761
Weighted average common shares outstanding - basic	948.1	849.9	912.5	849.9
Weighted average common shares outstanding - diluted	956.8	849.9	921.2	849.9
Earnings per share - basic	$0.55	$0.31	$1.98	$0.95
Earnings per share - diluted	$0.53	$0.30	$1.93	$0.90

For the purposes of calculating net earnings - basic, net earnings were adjusted for dividends declared on preferred shares of $3 million and $7 million for the three and nine months ended September 30, 2011, respectively (September 30, 2010 - nil). Net earnings - diluted was calculated by adjusting net earnings - basic for the more dilutive effect of stock compensation expense based on cash-settlement versus equity-settlement of stock options. For the purposes of determining net earnings - diluted, stock compensation recovery was $6 million and $9 million (three and nine months ended September 30, 2010 - recovery of $1 million and $19 million) based on cash-settlement for the three and nine months ended September 30, 2011, respectively. Stock compensation expense of $9 million and $22 million (three and nine months ended September 30, 2010 - $8 million and $28 million) based on equity-settlement was used to determine net earnings - diluted for the three and nine months ended September 30, 2011, respectively.

The diluted weighted average common shares outstanding was adjusted for 9 million common shares (September 30, 2010 - nil) that were declared as stock dividends for the three and nine months ended September 30, 2011. For the three and nine months ended September 30, 2011, 27 million tandem options and 8 million tandem performance based options (three and nine months ended September 30, 2010 - 20 million and 11 million), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	34

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 12	Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and deferred income taxes.

Note 13	Financial Instruments and Risk Factors

Risk Management Overview

The Company is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Risk management is ultimately established by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

The Company is exposed to risk factors associated with operating in developing countries, political and regulatory instability. The Company monitors the changes to regulations and government policies in the areas within which it operates.

Fair Value of Financial Instruments

The Company’s financial instruments as at September 30, 2011 included cash and cash equivalents, accounts receivable, contribution receivable, derivative financial instruments, bank operating loans, accounts payable and accrued liabilities, contribution payable, long-term debt and other long-term financial liabilities.

At September 30, 2011, the carrying value of the contribution receivable and contribution payable was $1.3 billion (December 31, 2010 - $1.3 billion) and $1.5 billion (December 31, 2010 - $1.4 billion), respectively. The fair values of the contribution receivable and contribution payable amounts are not readily available because these amounts are based on future capital expenditures which are subject to a variety of unknown factors and circumstances.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forward contracts are based on forward market prices. If a forward price is not available for a commodity based forward contract, a forward price is estimated using an existing forward price adjusted for quality or location. All of the Company’s assets and liabilities that are recorded at fair value on a recurring basis are included in Level 2. During the periods ending September 30, 2011 and December 31, 2010, there were no transfers into or out of Level 2 fair value measurements.

The financial instruments recorded at fair value on the balance sheet were as follows:

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	35

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

	At September 30, 2011	At Dec. 31, 2010	At Jan. 1, 2010
Financial assets at fair value
Trading derivatives	$82	$34	$22
Financial liabilities at fair value
Trading derivatives	$21	$12	$16

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

The fair value of long-term debt is the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads is used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of foreign currency risk, interest rate risk and other price risk, for example, commodity price risk. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns.

In certain instances, the Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company’s results will also be impacted by a decrease in the price of crude oil inventory. The Company has crude oil inventories that are feedstock, held at terminals, or part of the in-process inventories at its refineries. These inventories are subject to a lower of cost or net realizable value test on a monthly basis.

The Company’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of the Company’s expenditures are in Canadian dollars.

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related finance expense. In order to mitigate the Company’s exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company has entered into cash flow hedges using cross currency debt swaps. In addition, a portion of the Company’s U.S. dollar denominated debt has been designated as a hedge of a net investment in a foreign operation which has a U.S. dollar functional currency and the unrealized foreign exchange gain is recorded in OCI.

To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps. The Company’s objectives, processes and policies for managing market risk have not changed from the previous period.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	36

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Commodity Price Risk Management

Natural Gas Contracts

At September 30, 2011, the Company had the following third party physical purchase and sale natural gas derivative contracts:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	9,640	$—
Physical sale contracts	(9,640)	$—

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of nil and less than $1 million (three and nine months ended September 30, 2010 - nil and unrealized loss of $1 million) has been recorded in other expenses in earnings for the three and nine months ended September 30, 2011, respectively.

Natural Gas Storage Contracts

At September 30, 2011, the Company had the following third party physical purchase and sale natural gas storage contracts:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	6,677	$—
Physical sale contracts	(41,380)	$1

The third party physical purchase and sale contracts have been recorded at their fair value in accrued liabilities and accounts receivable respectively. The change in the fair value of these contracts resulted in an unrealized loss of $1 million and $30 million (three and nine months ended September 30, 2010 - unrealized gain of $29 million and $36 million) which has been recorded in other expenses for the three and nine months ended September 30, 2011, respectively.

Natural gas inventories held in storage relating to these contracts are recorded at fair value. At September 30, 2011, the fair value of the inventories was $137 million (December 31, 2010 - $131 million). The cumulative fair value change on this inventory as of September 30, 2011 was an unrealized gain of $8 million (September 30, 2010 - unrealized loss of $4 million). The change in the fair value of inventory resulted in an unrealized gain of $7 million and $14 million (three and nine months ended September 30, 2010 - unrealized loss of $25 million and $49 million) which has been recorded in other expenses for the three and nine months ended September 30, 2011, respectively.

Oil Contracts

The Company designated certain crude oil purchase and sale derivative contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

At September 30, 2011, the Company had the following third party crude oil purchase and sale derivative contracts:

	Volumes (bbls)	Fair Value
Physical purchase contracts	146,397	$—

These contracts have been recorded at their fair value in accrued liabilities and the resulting unrealized loss of $3 million and unrealized gain of less than $1 million (three and nine months ended September 30, 2010 - unrealized gain of $4 million and unrealized loss of $1 million) has been recorded in purchases of crude oil and products for the three and nine months ended September 30, 2011, respectively. The crude oil inventory held in storage is recorded at fair value. At September 30, 2011, the fair value of the inventory was $15 million, resulting in an unrealized gain of $2 million and less than $1 million (three and nine months ended September 30, 2010 - unrealized loss of $1 million and

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	37

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

unrealized gain of $1 million) recorded in purchases of crude oil and products for the three and nine months ended September 30, 2011, respectively.

The Company has entered into derivative contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. The contracts have been recorded at fair value in accounts receivable and accrued liabilities. As at September 30, 2011, a loss related to these contracts of nil and $7 million (three and nine months ended September 30, 2010 - gain of $4 million and a loss of less than $1 million) was recorded in purchases of crude oil and products for the three and nine months ended September 30, 2011, respectively.

The Company enters into certain crude oil purchase and sale derivative contracts to minimize its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company had the following crude oil contracts as at September 30, 2011:

	Volumes (mbbls)	Fair Value
Physical purchase contracts	2,310	$1
Physical sale contracts	(2,310)	$—

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities. At September 30, 2011, a resulting unrealized gain of $2 million and $11 million (three and nine months ended September 30, 2010 - unrealized gain of nil and $5 million) was recorded in other expenses for the three and nine months ended September 30, 2011, respectively. A portion of the crude oil inventory is sold to third parties. This inventory is considered held for realizing short term trading margins and as such, has been recorded at its fair value. At September 30, 2011, the fair value of inventory was $228 million (December 31, 2010 - $72 million), resulting in an unrealized gain of $8 million and $2 million (three and nine months ended September 30, 2010 - nil) recorded in other expenses for the three and nine months ended September 30, 2011, respectively.

Commodity Swaps

During the quarter ended September 30, 2011, the Company entered into third party commodity swaps. The Company had the following derivative contracts as at September 30, 2011:

	Volumes	Fair Value
Butane swap contracts (gal)	1,512,000	$—
Crude oil swap contracts (bbl)	(36,000)	$1

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized gain of $1 million (three and nine months ended September 30, 2010 - nil) has been recorded in other expenses in earnings for both the three and nine months ended September 30, 2011.

Interest Rate Risk Management

During 2011, the Company had the following fair value hedges using interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates with the following terms:

Notional Amount		Swap Maturity	Swap Rate (percent)	Fair Value
U.S. $	150	June 15, 2014	LIBOR + 350 bps	$8
U.S. $	200	November 15, 2016	LIBOR + 417 bps	$23
U.S. $	300	September 15, 2017	LIBOR + 264 bps	$37
Cdn. $	300	March 12, 2015	CDOR + 0.83%	$17

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	38

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

During 2011, these swaps resulted in a reduction to finance expenses of $6 million and $17 million (three and nine months ended September 30, 2010 - addition of $6 million and reduction of $5 million) for the three and nine months ended September 30, 2011, respectively. The amortization of terminated interest rate swaps resulted in additional finance expenses of $1 million and $3 million (three and nine months ended September 30, 2010 - reduction of $1 million and addition of $1 million) for the three and nine months ended September 30, 2011, respectively.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. The Company utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At September 30, 2011, the Company had cash flow hedges using the following cross currency debt swaps:

Debt	Swap Amount		Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$(7)
6.25% notes	U.S. $	75	$89	June 15, 2012	5.65	$(11)
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$(9)
6.25% notes	U.S. $	150	$211	June 15, 2012	7.41	$(61)

These contracts have been recorded at fair value in other long-term liabilities. The effective portion of the gain or loss related to measuring the contract at fair value has been included in OCI. The foreign exchange on the translation of the swaps has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining gain or loss is included in OCI. For the three and nine months ended September 30, 2011, the unrealized foreign exchange loss of $1 million (three and nine months ended September 30, 2010 - unrealized gain of $2 million and $6 million), net of tax of less than $1 million (three and nine months ended September 30, 2010 - $1 million and $3 million) was recorded in OCI. At September 30, 2011, the balance in Other Reserves related to the derivatives designated as cash flow hedges was $3 million (December 31, 2010 - $2 million), net of tax of $1 million (December 31, 2010 - less than $1 million). For the three and nine months ended September 30, 2011, the Company recognized an unrealized foreign exchange gain of $27 million and $16 million (three and nine months ended September 30, 2010 - unrealized loss of $11 million and $6 million).

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars in order to hedge against the foreign exchange exposures from oil and natural gas revenues. Aside from offsetting unrealized gains or losses from oil and natural gas sales, these contracts have a resulting unrealized loss of $7 million and $5 million (three and nine months ended September 30, 2010 - nil) based on changes in fair value recorded in earnings for the three and nine months ended September 30, 2011, respectively. For the three and nine months ended September 30, 2011, the impact of these contracts was a loss of $14 million and $10 million (three and nine months ended September 30, 2010 - gain of $4 million and $22 million) recorded in net foreign exchange gains and losses.

As at September 30, 2011, the Company has designated U.S. $987 million (December 31, 2010 - U.S. $987 million) of its U.S. debt as a hedge of the Company’s net investments in the U.S. refining operations, which is considered a foreign functional currency entity. In 2011, the unrealized loss arising from the translation of the debt into Canadian dollars was $63 million and $37 million (three and nine months ended September 30, 2010 - unrealized gain of $26 million and $13 million), net of provisions for income taxes of $10 million and $6 million (three and nine months ended September 30, 2010 - expense of $5 million and $4 million), which was recorded in OCI for the three and nine months ended September 30, 2011, respectively.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	39

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production and develop reserves, to acquire strategic oil and gas assets, to repay maturing debt and to pay dividends. The Company’s upstream capital programs are funded principally by cash provided from operating activities and issuances of debt and equity. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance of maintaining production to future cash flow, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of long and short-term capital resources. Occasionally, the Company will hedge a portion of its production to protect cash flow in the event of commodity price declines.

The Company has the following available credit facilities as at September 30, 2011:

Credit Facilities	Available	Unused
Operating facilities	$416	$206
Syndicated bank facilities	2,950	2,950
Bilateral credit facilities	150	150

Total	$3,516	$3,306

In addition to the credit facilities listed above, the Company has unused capacity under the debt shelf prospectus filed in Canada of $300 million, unused capacity under the universal short form base shelf prospectus filed in Canada of $1.4 billion, and unused capacity under the universal short form base shelf prospectus filed in the United States of U.S. $2.0 billion. The ability of the Company to raise additional capital utilizing these prospectuses is dependent on market conditions. The Company believes it has sufficient funding through the use of these facilities and access to the capital markets to meet its future capital requirements.

The Company’s contribution payable to the joint arrangement with BP is payable between September 30, 2011 and December 31, 2015, with the final balance due and payable by December 31, 2015.

The Company’s objectives, processes and policies for managing liquidity risk have not changed from the previous year.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company’s counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company’s accounts receivables are broad based with customers in the energy industry, midstream and end user segment and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company did not have any external customers that constituted more than 10% of gross revenues during the nine months ended September 30, 2011 or 2010, with the exception of the Company’s joint venture partner BP, relating to revenues from the BP-Husky Toledo Refinery.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	40

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than three months. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.

Note 14	Related Party Transactions

On May 11, 2009, the Company issued 5 and 10-year senior notes of U.S. $251 million and U.S. $107 million, respectively, to certain management, shareholders, affiliates and directors. These notes were offered through an existing base shelf prospectus, which was filed with the U.S. Securities and Exchange Commission in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5 and 10-year tranches, respectively. Subsequent to this offering, U.S. $122 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. These transactions were measured at fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At September 30, 2011, the senior notes are included in long-term debt on the Company’s balance sheet.

On December 7, 2010, the Company issued 28.9 million common shares at a price of $24.50 per share for total gross proceeds of $707 million via a private placement to its principal shareholders, L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l.

On June 29, 2011, the Company issued 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million via private placement to its principal shareholders, L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l.

In April 2011, Husky and TransAlta Cogeneration, L.P. (“TACLP”), which was the Company’s joint venture partner, sold the Meridian cogeneration facility at Lloydminster to a related party. The consideration for the Company’s share of the cogeneration facility was $61 million, resulting in no net gain or loss on the transaction.

The Company continues to sell natural gas and purchase steam from the Meridian cogeneration facility and other cogeneration facilities owned by the related party. These natural gas sales and steam purchases are related party transactions and have been measured at fair value. For the three and nine months ended September 30, 2011, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by the related party was $25 million and $81 million (three and nine months ended September 30, 2010 - $21 million and $72 million), respectively. For the three and nine months ended September 30, 2011, the total value of obligated steam purchases from the Meridian and other cogeneration facilities owned by the related party was $2 million and $10 million (three and nine months ended September 30, 2010 - $4 million and $16 million), respectively.

Note 15	First-time Adoption of International Financial Reporting Standards

As discussed in Note 3, these are the Company’s third condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements to be prepared in accordance with IFRS.

The accounting policies in Note 4 have been applied in preparing the condensed interim consolidated financial statements for the three and nine months ended September 30, 2011, the comparative information for the three and nine months ended September 30, 2010, the balance sheet for the year ended December 31, 2010 and the preparation of an opening IFRS balance sheet on the transition date, January 1, 2010.

In preparing the condensed interim consolidated financial statements for the three and nine months ended September 30, 2011, comparative information for the three and nine months ended September 30, 2010 and financial statements for the year ended December 31, 2010, have been adjusted from the amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	41

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Key First-time Adoption Exemptions Applied

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” allows first-time adopters certain exemptions from retrospective application of certain IFRS.

The Company has applied the following exemptions:

•

Certain oil and gas assets in property, plant and equipment on the balance sheet were recognized and measured on a full cost basis in accordance with Canadian GAAP. The Company has elected to measure its Canadian properties at the amount determined under Canadian GAAP as at January 1, 2010. Costs included in the full cost pool on January 1, 2010 were allocated on a pro-rata basis to the underlying assets on the basis of proved developed reserve volumes as at January 1, 2010. Associated decommissioning assets were also measured at their carrying value under Canadian GAAP while all decommissioning liabilities were measured using a consistent credit-adjusted risk free rate, with a corresponding adjustment recorded to opening retained earnings. The Company has elected not to apply the IFRS 1 full cost exemption to its International upstream properties.

•	IFRS 3, “Business Combinations,” has not been applied to acquisitions of subsidiaries or interests in joint ventures that occurred before January 1, 2010.

•

The Company has elected to apply IAS 23, “Borrowing Costs,” with an effective date of January 1, 2003 which requires mandatory capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. De-recognition of previously capitalized borrowing costs in accordance with Canadian GAAP did not have a material impact to the Company.

•	The Company has recognized all cumulative actuarial gains and losses on pensions and other post-retirement benefits in retained earnings as at January 1, 2010.

•

Cumulative currency translation differences for all foreign operations are deemed to be zero as at January 1, 2010. Accordingly, all cumulative foreign exchange gains and losses in the Company’s cumulative foreign currency translation account have been recognized in retained earnings at January 1, 2010.

•

IFRS 2, “Share-based Payment,” has not been applied to equity instruments related to stock-based compensation arrangements that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010. For cash-settled share-based payment transactions, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

•

The Company has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP. Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRS Interpretations Committee 4, “Determining Whether an Arrangement Contains a Lease,” based on terms and conditions existing at January 1, 2010.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	42

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Equity at January 1, 2010 (Date of Transition to IFRS)

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$392	$—	$392
Accounts receivable	964	—	964
Income taxes receivable	23	—	23
Inventories	1,520	—	1,520
Prepaid expenses	12	—	12

	2,911	—	2,911

Non-current Assets
Exploration and evaluation assets (notes a, d, j)	—	1,943	1,943
Property, plant and equipment (notes a, c, d, e, f, h)	21,288	(2,704)	18,584
Goodwill	689	—	689
Contribution receivable	1,313	—	1,313
Other assets, including derivatives (note b)	94	(26)	68

Total Assets	$26,295	$(787)	$25,508

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (notes d, f, g)	$1,915	$26	$1,941
Income taxes payable	270	—	270
Asset retirement obligations (note f)	29	—	29

	2,214	26	2,240

Long-term debt	3,229	—	3,229
Other long-term financial liabilities	96	—	96
Other long-term liabilities (notes b, c, g, i)	147	137	284
Contribution payable	1,500	—	1,500
Deferred tax liabilities (note l)	3,932	(227)	3,705
Asset retirement obligations (notes d, f)	764	(26)	738

Total Liabilities	11,882	(90)	11,792

Shareholders’ equity
Common shares	3,585	—	3,585
Retained earnings (note m)	10,832	(733)	10,099
Other reserves (note d)	(4)	36	32

Total Shareholders’ Equity	14,413	(697)	13,716

Total Liabilities and Shareholders’ Equity	$26,295	$(787)	$25,508

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	43

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Equity at September 30, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$31	$—	$31
Accounts receivable	938	—	938
Income taxes receivable	276	—	276
Inventories	1,667	—	1,667
Prepaid expenses	55	—	55

	2,967	—	2,967

Non-current Assets
Exploration and evaluation assets (notes a, d, j)	—	1,511	1,511
Property, plant and equipment (notes a, c, d, e, f, h)	22,051	(2,392)	19,659
Goodwill	681	—	681
Contribution receivable	1,323	—	1,323
Other assets, including derivatives (notes b, d)	165	(25)	140

Total Assets	$27,187	$(906)	$26,281

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (notes d, f, g)	$2,073	$15	$2,088
Asset retirement obligations (note f)	43	—	43

	2,116	15	2,131

Long-term debt	4,086	—	4,086
Other long-term financial liabilities	89	—	89
Other long-term liabilities (notes b, c, g, i)	166	128	294
Contribution payable	1,479	—	1,479
Deferred tax liabilities (notes d, l)	3,981	(234)	3,747
Asset retirement obligations (notes d, f)	769	(29)	740

Total Liabilities	12,686	(120)	12,566

Shareholders’ equity
Common shares	3,585	—	3,585
Retained earnings (note m)	10,935	(793)	10,142
Other reserves (notes b, d)	(19)	7	(12)

Total Shareholders’ Equity	14,501	(786)	13,715

Total Liabilities and Shareholders’ Equity	$27,187	$(906)	$26,281

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	44

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Equity at December 31, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$252	$—	$252
Accounts receivable	1,183	—	1,183
Income taxes receivable	346	—	346
Inventories	1,935	—	1,935
Prepaid expenses	34	—	34

	3,750	—	3,750

Non-current Assets
Exploration and evaluation assets (notes a, d, j)	—	472	472
Property, plant and equipment (notes a, c, d, e, f, h, j)	23,299	(1,529)	21,770
Goodwill	663	—	663
Contribution receivable	1,284	—	1,284
Other assets, including derivatives (note b)	137	(26)	111

Total Assets	$29,133	$(1,083)	$28,050

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (notes d, f, g)	$2,494	$12	$2,506
Asset retirement obligations (note f)	63	—	63

	2,557	12	2,569

Long-term debt	4,187	—	4,187
Other long-term financial liabilities	102	—	102
Other long-term liabilities (notes b, c, g, i)	165	124	289
Contribution payable	1,427	—	1,427
Deferred tax liabilities (note l)	4,115	(348)	3,767
Asset retirement obligations (notes d, f)	1,087	48	1,135

Total Liabilities	13,640	(164)	13,476

Shareholders’ equity
Common shares	4,574	—	4,574
Retained earnings (note m)	10,985	(959)	10,026
Other reserves (notes b, d)	(66)	40	(26)

Total Shareholders’ Equity	15,493	(919)	14,574

Total Liabilities and Shareholders’ Equity	$29,133	$(1,083)	$28,050

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	45

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Total Comprehensive Income for the Nine Months ended

September 30, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Gross revenues (notes d, k)	$14,214	$(619)	$13,595
Royalties	(767)	—	(767)

Revenues, net of royalties	13,447	(619)	12,828

Costs and expenses
Purchase of crude oil and products (notes d, k)	8,657	(618)	8,039
Production and operating expenses	1,726	—	1,726
Selling, general and administrative expenses (notes d, g)	205	(19)	186
Depletion, depreciation and amortization (notes a, d, e, h)	1,526	(75)	1,451
Exploration and evaluation expenses (notes a, d)	—	208	208
Other – net (notes f, h, i)	3	(5)	(2)

	12,117	(509)	11,608

Earnings from operating activities	1,330	(110)	1,220

Financial items
Net foreign exchange gains (note d)	9	18	27
Finance income	62	—	62
Finance expenses (notes f, i, j)	(260)	24	(236)

	(189)	42	(147)

Earnings before income taxes	1,141	(68)	1,073

Provisions for (recovery of) income taxes
Current	225	—	225
Deferred (note l)	48	(8)	40

	273	(8)	265

Net earnings	868	(60)	808

Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	6	—	6
Actuarial gains on pension plans, net of tax (note b)	—	3	3
Exchange differences on translation of foreign operations, net of tax (note d)	(34)	(30)	(64)
Hedge of net investment, net of tax (note d)	13	(2)	11

Total comprehensive income (loss) for the period	$853	$(89)	$764

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	46

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Total Comprehensive Income for the Three Months ended

September 30, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Gross revenues (notes d, k)	$4,641	$(169)	$4,472
Royalties	(233)	—	(233)

Revenues, net of royalties	4,408	(169)	4,239

Costs and expenses
Purchase of crude oil and products (notes d, k)	2,824	(168)	2,656
Production and operating expenses	578	—	578
Selling, general and administrative expenses (notes d, g)	71	(1)	70
Depletion, depreciation and amortization (notes a, d, e, h)	530	2	532
Exploration and evaluation expenses (notes a, d)	—	25	25
Other – net (notes f, h, i)	(16)	(3)	(19)

	3,987	(145)	3,842

Earnings from operating activities	421	(24)	397

Financial items
Net foreign exchange gains (losses) (note d)	(11)	22	11
Finance income	19	—	19
Finance expenses (notes f, i, j)	(87)	9	(78)

	(79)	31	(48)

Earnings before income taxes	342	7	349

Provisions for income taxes
Current	63	—	63
Deferred (note l)	22	3	25

	85	3	88

Net earnings	257	4	261

Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	2	—	2
Actuarial gains on pension plans, net of tax (note b)	—	2	2
Exchange differences on translation of foreign operations, net of tax (note d)	(69)	(40)	(109)
Hedge of net investment, net of tax (note d)	26	(1)	25

Total comprehensive income (loss) for the period	$216	$(35)	$181

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	47

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Total Comprehensive Income for the Year ended December 31, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Gross revenues (notes d, k)	$19,156	$(854)	$18,302
Royalties	(978)	—	(978)

Revenues, net of royalties	18,178	(854)	17,324

Costs and expenses
Purchase of crude oil and products (notes d, k)	11,651	(854)	10,797
Production and operating expenses	2,309	—	2,309
Selling, general and administrative expenses (notes d, g)	305	(14)	291
Depletion, depreciation and amortization (notes a, d, e, h)	2,073	(81)	1,992
Exploration and evaluation expenses (notes a, d)	—	438	438
Other – net (notes f, h, i)	23	(38)	(15)

	16,361	(549)	15,812

Earnings from operating activities	1,817	(305)	1,512

Financial items
Net foreign exchange gains (losses) (note d)	2	(51)	(49)
Finance income	79	—	79
Finance expenses (notes d, f, i, j)	(340)	15	(325)

	(259)	(36)	(295)

Earnings before income taxes	1,558	(341)	1,217

Provisions for (recovery of) income taxes
Current	188	—	188
Deferred (note l)	197	(115)	82

	385	(115)	270

Net earnings	1,173	(226)	947

Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	6	—	6
Actuarial losses on pension plans, net of tax (note b)	—	(14)	(14)
Exchange differences on translation of foreign operations, net of tax (note d)	(112)	21	(91)
Hedge of net investment, net of tax (note d)	44	(3)	41

Total comprehensive income (loss) for the year	$1,111	$(222)	$889

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	48

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Notes to the Reconciliations of Equity and Total Comprehensive Income from Canadian GAAP to IFRS

a)	IFRS 6 Adjustments – Exploration for and Evaluation of Mineral Resources

i)	Accounting for Oil and Gas Properties

Under Canadian GAAP, the Company followed the full cost method of accounting for oil and gas interests whereby all costs of acquisition, exploration for and development of oil and gas reserves were capitalized and accumulated within cost centres on a country-by-country basis. Depletion of oil and gas properties was calculated using the unit-of-production method based on proved oil and gas reserves for each cost centre. Under IFRS, pre-exploration and evaluation costs, which include all exploratory costs incurred prior to the acquisition of the legal right to explore, are expensed as incurred. After the legal right to explore is acquired, land acquisition costs and expenditures directly associated with exploratory wells are capitalized as exploration and evaluation assets. Geological and geophysical and other exploration costs are immediately recognized in exploration and evaluation expenses. Land acquisition costs remain capitalized until the Company has chosen to discontinue all exploration activities in the associated area. Land acquisition costs associated with successful exploration are reclassified into property, plant and equipment. Exploratory wells remain capitalized until the drilling operation is complete and the results have been evaluated. If the well does not encounter reserves of commercial quantity, either on its own or in combination with other exploration wells associated with the same area of exploration, the costs of drilling the well or wells will be written-off to exploration and evaluation expenses. Wells that result in commercial quantities of reserves remain capitalized and are reclassified into property, plant, and equipment.

The Company has elected to apply the IFRS 1 exemption for its Canadian oil and gas assets. For international cost centres where the Company has elected not to apply the IFRS 1 deemed cost exemption, previously capitalized costs related to unsuccessful exploration drilling, geological and geophysical expenditures, exploratory seismic and lease rental expenses have been recorded as a reduction to property, plant and equipment and opening retained earnings upon adoption of IFRS 6. As a result, inception to January 1, 2010 exploration activities that would have been expensed under IFRS totaled $516 million. For the three and nine months ended September 30, 2010, the Company reduced net property, plant, and equipment by $25 million and $205 million, respectively in accordance with IFRS 6, and recognized these amounts as exploration and evaluation expenses for all cost centres. For the year ended December 31, 2010, exploration and evaluation expenses totaled $438 million.

ii)	Depletion Expense

The application of IFRS oil and gas accounting policies resulted in differences in the carrying costs subject to depletion under IFRS as compared to full cost accounting. Additionally, differences in depletion arose from the determination of depletion at the field level under IFRS versus a country level under full cost accounting. For the three and nine months ended September 30, 2010, the Company has recognized reduced depletion, depreciation and amortization of $40 million and $128 million, respectively under IFRS when compared to full cost accounting for international oil and gas properties and increased depletion, depreciation and amortization of $50 million and $80 million, respectively under IFRS when compared to full cost accounting for Canadian oil and gas properties. For the year ended December 31, 2010, the Company has recognized reduced depletion, depreciation and amortization of $173 million under IFRS when compared to full cost accounting for International oil and gas properties and increased depletion, depreciation and amortization of $129 million under IFRS when compared to full cost accounting for Canadian oil and gas properties. This net reduction in depletion, depreciation and amortization can be explained in part due to the opening adjustment to international oil and gas assets as described above.

iii)	Exploration and Evaluation Assets

Under IFRS 6, management has assessed the classification of activities designated as developmental or exploratory, which then determines the appropriate accounting treatment and classification of the costs incurred. For capitalized costs associated with exploratory activities, the Company has presented these costs separately on the balance sheet. Costs totaling $1,939 million as at January 1, 2010, $1,487 million as at September 30, 2010 and $477 million as at December 31, 2010 were reclassified from property, plant, and equipment to exploration and evaluation assets.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	49

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The total impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Increase in exploration and evaluation expenses	$438	$25	$205
Increase (decrease) in depletion, depreciation and amortization	(44)	10	(48)

Adjustment before income taxes	$394	$35	$157

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in exploration and evaluation assets	$(1,939)	$(1,487)	$(477)
Decrease in property, plant and equipment	2,455	2,160	1,387

Decrease in retained earnings	$516	$673	$910

b)	IAS 19 Adjustments – Employee Benefits

i)	Unamortized net actuarial loss and past service costs

IAS 19 allows the Company to recognize the unamortized net actuarial loss and past service costs for its defined benefit pension plans immediately in OCI. Canadian GAAP requires amortization of these losses and costs to net earnings over the estimated average remaining service life, with disclosure of the total cumulative unrecognized amount in the notes to the consolidated financial statements. Upon adoption of IAS 19 at January 1, 2010, the Company recognized a decrease of $65 million and an increase of $12 million in opening retained earnings related to the Company’s cumulative unrecognized actuarial losses and past service cost recoveries, respectively. An increase of $2 million and $3 million was recorded in OCI representing the unamortized net actuarial gain for the three and nine months ended September 30, 2010, respectively. For the year ended December 31, 2010, a charge to OCI of $20 million (before taxes of $6 million) was recorded in OCI representing the unamortized net actuarial loss for the year.

The total impact of this change decreased/(increased) retained earnings and other reserves as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease/(increase) in other comprehensive income, before income taxes	$20	$(2)	$(3)

Adjustment before income taxes	$20	$(2)	$(3)

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	50

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Decrease in other assets	$26	$26	$26
Increase in other long-term liabilities	27	24	47
Decrease in retained earnings	53	53	53
Decrease/(increase) in other reserves	—	(3)	20

c)	IAS 20 Adjustments – Government Grants

Under IAS 20, government grants are recognized when there is reasonable assurance that the entity will comply with the conditions attached to them and the grants will be received. Under Canadian GAAP, government grants are recognized when received. The Company received government grants for the expansion of its ethanol plants which are subject to repayments dependent on the profitability of its operations as assessed annually until 2015. The Company does not have reasonable assurance of the amounts repayable on the grant until the repayment requirements are fulfilled. At January 1, 2010, the Company de-recognized these government grants until reasonable assurance of the measurement of repayments is determinable which increased property, plant, and equipment and other long-term liabilities by $15 million as at January 1, 2010, September 30, 2010 and December 31, 2010. The reclassification from property, plant, and equipment would have resulted in increased depletion, depreciation and amortization of $2 million from inception to January 1, 2010; this amount was recorded as a reduction of property, plant, and equipment and opening retained earnings. For the nine months ended September 30, 2010 and the year ended December 31, 2010 the reclassification of government grants increased depletion, depreciation and amortization by less than $1 million.

d)	IAS 21 Adjustments – The Effects of Changes in Foreign Exchange Rates

Under IFRS, the functional currency of an entity is determined by focusing on the primary economic environment in which it operates and less precedence is placed on factors regarding the financing from and operational involvement of the reporting entity which consolidates the entity in its financial statements. Under Canadian GAAP, equal precedence is placed on all factors. The effect of this change to IFRS resulted in two entities having a different functional currency than the Company’s functional currency. As such, the translation of the results and balance sheet of the foreign operations into the Company’s presentation currency requires a translation of all assets and liabilities at the closing rate at each reporting date with all resulting foreign exchange gains or losses recognized in OCI. Revenues and expenses of foreign operations are translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions with foreign exchange differences recognized in OCI. The retrospective application of IAS 21 resulted in a cumulative foreign currency exchange loss on revaluation of $29 million as at January 1, 2010 which was recognized in other reserves prior to applying the IFRS 1 exemption.

The Company elected to utilize the IFRS 1 exemption to deem all foreign currency translation differences totalling $36 million that arose prior to the date of transition with respect to all foreign operations to be nil at the date of transition. The Company reversed the balance of exchange differences on translation of foreign operations within other reserves and recorded a decrease to opening retained earnings of $65 million.

For the three months ended September 30, 2010, net foreign exchange gains of $21 million and losses of $41 million were attributed to the above entities that were assessed as having a different functional currency than the Company’s functional currency under IFRS; these amounts were recorded to net earnings and OCI respectively. For the nine months ended September 30, 2010, net foreign exchange gains of $15 million and losses of $31 million were attributed to the above entities that were assessed as having a different functional currency than the Company’s functional currency under IFRS; these amounts were recorded to net earnings and OCI respectively.

For the year ended December 31, 2010, net foreign exchange losses of $53 million and gains of $21 million were attributed to the above mentioned entities that were assessed as having a different functional currency than the Company’s functional currency under IFRS; these amounts were recorded to net earnings and OCI respectively.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	51

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

For the three and nine months ended September 30, 2010, the Company reclassified nil and $1 million of foreign exchange gains on translation of its foreign operations from other reserves to net earnings under Canadian GAAP, respectively. Under IFRS, this reclassification is not required until the foreign operation is partially or fully disposed. The Company recorded increased net foreign exchange gains and reduced OCI of nil and $1 million under IFRS for the three and nine months ended September 30, 2010, respectively.

For the year ended December 31, 2010, the Company reclassified $3 million of foreign exchange gains on translation of its foreign operations from other reserves to net earnings under Canadian GAAP. Under IFRS, this reclassification is not required until the foreign operation is partially or fully disposed. The Company recorded increased net foreign exchange gains and reduced OCI of $3 million under IFRS for the year ended December 31, 2010.

The impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in gross revenues	$2	$1	$3
Decrease in purchases of crude oil and other products	(2)	—	(2)
Decrease in selling, general and administrative expenses	(1)	—	(1)
Decrease in depletion, depreciation and amortization	(1)	—	(1)
Increase in exploration and evaluation expenses	—	—	3
Decrease/(increase) in net foreign exchange gains	51	(22)	(18)
Increase in finance expenses	1	—	—

Adjustment before income taxes	$50	$(21)	$(16)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Decrease in exploration and evaluation assets	$39	$47	$11
Decrease/(increase) in property, plant and equipment	(4)	3	58
Increase in other assets	—	(1)	—
Increase in accounts payable and other accrued liabilities	3	4	—
Decrease in asset retirement obligations	(9)	(9)	(8)
Increase in deferred tax liability	—	1	—
Decrease in retained earnings	65	49	115
Increase in other reserves	(36)	(4)	(54)

e)	IAS 36 Adjustments – Impairment of Assets

Under Canadian GAAP, impairment of long-lived assets is assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on discounted cash flows compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment. In addition under IFRS, where a long-lived asset does not generate largely independent

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	52

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

cash inflows, the Company is required to perform its test at a cash generating unit level, which is the smallest identifiable grouping of assets that generates largely independent cash inflows. Canadian GAAP impairment is based on undiscounted cash flows using asset groupings with both independent cash inflows and cash outflows.

With the adoption of IAS 36, the Company recorded impairments on its ethanol plants decreasing property, plant, and equipment by $91 million as at January 1, 2010 based on their recoverable amounts using a fair value less cost to sell valuation based on a 39 year cash flow projection discounted at a pre-tax rate of 11%. For the nine months ended September 30, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation, and amortization of $2 million. There was no impact on depletion, depreciation and amortization for the three months ended September 31, 2010. For the year ended December 31, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation and amortization of $3 million.

The adoption of IAS 36 and application of the full cost exemption also resulted in an impairment of the carrying value of oil and gas properties in the East Central Alberta and Foothills West districts decreasing property, plant, and equipment by $66 million as at January 1, 2010. The recoverable amounts were based on fair value less cost to sell valuations using proved plus probable reserve life discounted at pre-tax rates ranging from 13% to 14%. For the three and nine months ended September 30, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation and amortization of $1 million and $5 million, respectively. For the year ended December 31, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation and amortization of $7 million.

The impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in depletion, depreciation and amortization	$(10)	$(1)	$(7)

Adjustment before income taxes	$(10)	$(1)	$(7)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Decrease in property, plant and equipment	$157	$150	$147
Decrease in retained earnings	$157	$150	$147

f)	IAS 37 Adjustments – Provisions, Contingent Liabilities and Contingent Assets

i)	Asset Retirement Obligations (“ARO”)

Consistent with IFRS, decommissioning provisions (ARO) have been previously measured under Canadian GAAP based on the estimated cost of decommissioning, discounted to their net present value upon initial recognition. Under IAS 37, ARO will continue to be discounted using a credit-adjusted risk free rate, however, the liability is required to be re-measured based on changes in estimates including discount rates.

For ARO associated with Canadian oil and gas properties where the IFRS 1 exemption was utilized, the Company re-measured ARO as at January 1, 2010 under IAS 37 with a corresponding adjustment to opening retained earnings. The carrying values of Canadian oil and gas assets associated with ARO under Canadian GAAP were not adjusted on transition to IFRS. This resulted in a decrease in ARO and an increase in opening retained earnings of $13 million as at January 1, 2010. Accordingly, for the three and nine months ended September 30, 2010, the Company recorded reduced accretion of $1 million and $3 million under IFRS. For the year ended December 31, 2010, the Company

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	53

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

recorded reduced accretion of $3 million under IFRS. At December 31, 2010, the Company re-measured the ARO based on a change in the discount rate from 6.4% to 6.2% which increased property, plant, and equipment and ARO by $66 million.

The total impact of this change to ARO of Canadian oil and gas assets subject to the IFRS 1 exemption decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in finance expenses	$(3)	$(1)	$(3)

Adjustment before income taxes	$(3)	$(1)	$(3)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in property, plant and equipment	$—	$—	$(66)
Increase/(decrease) in asset retirement obligations	(13)	(16)	50

Increase in retained earnings	$(13)	$(16)	$(16)

For ARO associated with international oil and gas assets, midstream, downstream and corporate assets that were not subject to the IFRS 1 exemption, a retrospective application of IAS 37 was performed. This resulted in an increase in net property, plant, and equipment of $38 million as at January 1, 2010 and September 30, 2010, and an incremental increase of $11 million for the year ended December 31, 2010. ARO decreased by $4 million as at January 1, 2010 and September 30, 2010 and increased by an incremental $10 million for the year ended December 31, 2010. For the three and nine months ended September 30, 2010, the Company recorded reduced accretion of less than $1 million in pre-tax finance expenses. For the year ended December 31, 2010, the Company recorded reduced accretion of $1 million in pre-tax finance expenses.

The total impact of this change to ARO associated with international oil and gas assets, midstream, downstream and corporate assets decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three and nine months ended September 30, 2010
Decrease in finance expenses	$(1)	$—

Adjustment before income taxes	$(1)	$—

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	54

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in property, plant and equipment	$(38)	$(38)	$(49)
Increase/(decrease) in asset retirement obligations	(4)	(4)	6

Increase in retained earnings	$(42)	$(42)	$(43)

Under Canadian GAAP accretion of ARO was included in cost of sales and operating expenses; however, under IFRS accretion is now classified in finance expenses.

ii)	Onerous Contracts

Under IAS 37, contracts that are deemed loss-making or onerous are recognized as a present obligation when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. There are no equivalent requirements under Canadian GAAP. The Company recorded a provision for a drilling rig commitment that was deemed onerous resulting in an increase in provisions of $1 million at January 1, 2010 with a corresponding decrease in retained earnings. For the three months ended September 30, 2010, the Company recognized a decrease in the provision of $1 million with a corresponding recovery recorded to other - net. For the nine months ended September 30, 2010, the Company recognized an additional provision of $2 million with a corresponding expense recorded to other - net. The total provision for the year ended December 31, 2010 was $1 million.

g)	IFRS 2 Adjustments – Share-based Payments

The Company has granted cash-settled share-based payments to certain employees in the past. Under IFRS the related liability is adjusted to reflect the fair value of the outstanding cash-settled shared-based payment using an option pricing model. Canadian GAAP permitted share-based payments to be accounted for by reference to their intrinsic value.

The impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in selling, general and administrative expenses	$(13)	$(1)	$(18)

Adjustment before income taxes	$(13)	$(1)	$(18)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in accounts payable and accrued liabilities	$22	$8	$10
Increase in other long-term liabilities	10	6	9

Decrease in retained earnings	$32	$14	$19

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	55

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

h)	IAS 16 Adjustments – Property, Plant and Equipment

The Company reviewed the major components and useful lives of items of property, plant, and equipment. As a result of the retroactive treatment of component depreciation, the Company decreased property, plant and equipment by $144 million with an adjustment to opening retained earnings.

The Company also reviewed replacement of major components to determine if assets replaced prior to the end of their useful life required derecognition under IFRS. The Company determined that asset components with a net book value of $3 million required derecognition which was recorded as a decrease to opening retained earnings.

As a result of these adjustments which reduced the net book value of assets on transition to IFRS, the Company recognized reduced pre-tax depletion, depreciation and amortization of $7 million and $19 million for the three and nine months ended September 30, 2010, respectively and reduced pre-tax depletion, depreciation and amortization of $26 million for the year ended December 31, 2010. For the nine months ended September 30, 2010 and the year ended December 31, 2010, the Company recognized $2 million on component disposal recorded as an expense to other - net.

The total impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in depletion, depreciation and amortization	$(26)	$(7)	$(19)
Increase in other - net	2	—	2

Adjustment before income taxes	$(24)	$(7)	$(17)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Decrease in property, plant and equipment	$147	$130	$123

Decrease in retained earnings	$147	$130	$123

i)	IFRS 3 Adjustments – Business Combinations

Given that the Company elected to apply the IFRS 1 exemption which permits no adjustments to amounts recorded for acquisitions that occurred prior to January 1, 2010, no retrospective adjustments are required. The Company acquired the remaining interest in the Lloydminster Upgrader from the Minister of Natural Resources in 1995 and is required to make payments to the Minister from 1995 to 2014 based on average differentials between heavy crude oil feedstock and the price of synthetic crude oil sales. Under IFRS, the Company is required to recognize this contingent consideration at its fair value as part of the acquisition and record a corresponding liability. Under Canadian GAAP, any contingent consideration is not required to be recognized unless amounts are resolved and payable on the date of acquisition. On transition to IFRS, Husky recognized a liability of $85 million, based on the fair value of remaining upside interest payments, with an adjustment to opening retained earnings. For the three and nine months ended September 30, 2010, the Company recognized pre-tax accretion of $2 million and $7 million in finance expenses under IFRS. For the year ended December 31, 2010, the Company recognized pre-tax accretion of $9 million in finance expenses under IFRS. Changes in forecast differentials used to determine the fair value of the remaining upside

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	56

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

interest payments resulted in the recognition of a pre-tax gain of $2 million and $9 million recorded to other - net for the three and nine months ended September 30, 2010, respectively and a pre-tax gain of $41 million for the year ended December 31, 2010.

The total impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September, 2010	For the nine months ended September, 2010
Increase in finance expenses	$9	$2	$7
Decrease in other - net	(41)	(2)	(9)

Adjustment before income taxes	$(32)	$—	$(2)

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in other long-term liabilities	$85	$83	$53

Decrease in retained earnings	$85	$83	$53

j)	IAS 23 Adjustments – Borrowing Costs

The Company has elected to commence mandatory capitalization of borrowing costs for all major capital projects as at January 1, 2003, representing the date the Company commenced incurring capital expenditures on its Madura and Liwan projects, as permitted under IFRS 1. As a result, borrowing costs on major capital projects increased exploration and evaluation assets by $43 million as at January 1, 2010 with an adjustment to opening retained earnings.

During the year ended December 31, 2010, the major capital projects with capitalized borrowing costs under IFRS were transferred to the development phase and therefore $43 million of capitalized borrowing costs were reclassified to property, plant and equipment. Additionally, the Company capitalized incremental borrowing costs of $10 million and $28 million in exploration and evaluation assets under IFRS with a corresponding adjustment to finance expenses for the three and nine months ended September 30, 2010, respectively and $6 million in exploration and evaluation assets and $15 million in property, plant, and equipment for the year ended December 31, 2010.

The total impact of this change decreased/(increased) retained earnings as follows:

Consolidated Statements of Total Comprehensive Income

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Decrease in finance expenses	$(21)	$(10)	$(28)

Adjustment before income taxes	$(21)	$(10)	$(28)

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	57

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Consolidated Balance Sheets

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Increase in exploration and evaluation assets	$(43)	$(71)	$(6)
Increase in property, plant and equipment	—	—	(58)

Increase in retained earnings	$(43)	$(71)	$(64)

k)	IAS 18 Adjustments – Revenue

Under IFRS, realized and unrealized gains and losses on natural gas purchase and sale contracts are recorded on a net basis against sales and operating expenses. Under Canadian GAAP, these gains and losses are recorded on a gross basis. For the three and nine months ended September 30, 2010, the Company reclassified $168 million and $616 million, respectively of losses on natural gas purchase contracts from purchases of crude oil and products to revenues. For the year ended December 31, 2010, the amount reclassified was $852 million.

l)	IAS 12 Adjustments – Income Taxes

Nearly all recognized IFRS conversion adjustments as discussed in this transition note have related effects on deferred taxes. The tax impact of the above changes (increased)/decreased the deferred tax liability as follows:

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Exploration for and evaluation of mineral resources (note a)	$114	$1	$42
Depletion of oil and gas properties (note a)	(11)	3	(10)
Employee benefits (note b)	6	—	—
Foreign currency translation (note d)	13	(4)	(3)
Impairment of assets (note e)	(3)	—	(1)
Asset retirement obligations (note f)	(1)	—	—
Share-based payments (note g)	(4)	—	(4)
Property, plant and equipment (note h)	(7)	(1)	(4)
Business combinations (note i)	(8)	—	—
Borrowing costs (note j)	(5)	(2)	(6)
Decrease/(increase) in uncertain tax positions (note l)	27	—	(6)

Decrease (increase) in deferred tax expense	$121	$(3)	$8

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	58

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$154	$196	$268
Depletion of oil and gas properties (note a)	—	(10)	(11)
Employee benefits (note b)	16	16	22
Foreign currency translation (note d)	7	4	20
Impairment of assets (note e)	47	46	44
Asset retirement obligations (note f)	(16)	(16)	(17)
Share-based payments (note g)	10	6	6
Property, plant and equipment (note h)	44	40	37
Business combinations (note i)	25	25	17
Borrowing costs (note j)	(13)	(19)	(18)
Uncertain tax positions (note l)	(47)	(53)	(20)

Decrease in deferred tax liability	$227	$235	$348

Under IFRS, the Company records and measures income tax uncertainties based on a single best estimate. Under Canadian GAAP, the Company recorded uncertain tax positions if such positions were probable of being sustained. The impact of this change increased the deferred tax liability by $47 million as at January 1, 2010, $53 million as at September 30, 2010, and $20 million as at December 31, 2010 under IFRS.

For the three months ended September 30, 2010, the Company recorded additional deferred income tax expense of $3 million which was recorded to net earnings. For the nine months ended September 30, 2010, the Company recorded a reduction to deferred income tax expense of $8 million which was recorded to net earnings.

For the year ended December 31, 2010, the Company recorded reduced deferred income tax expense of $115 million and $6 million which were recorded to net earnings and OCI, respectively.

m)	Retained Earnings Adjustments

The above changes (increased)/decreased retained earnings (each net of related tax) as follows:

	For the year ended Dec. 31, 2010	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Exploration for and evaluation of mineral resources (note a)	$324	$24	$163
Depletion of oil and gas properties (note a)	(33)	7	(38)
Foreign currency translation (note d)	37	(17)	(13)
Impairment of assets (note e)	(7)	(1)	(6)
Asset retirement obligations (note f)	(3)	(1)	(3)
Provisions – onerous contracts (note f)	1	(1)	2
Share-based payments (note g)	(9)	(1)	(14)
Property, plant and equipment (note h)	(17)	(6)	(13)
Business combinations (note i)	(24)	—	(2)
Borrowing costs (note j)	(16)	(8)	(22)
Uncertain tax positions (note l)	(27)	—	6

Decrease (increase) in net earnings	$226	$(4)	$60

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	59

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

	As at January 1, 2010	As at September 30, 2010	As at December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$362	$525	$686
Depletion of oil and gas properties (note a)	—	(38)	(33)
Employee benefits (note b)	37	37	37
Government grants (note c)	2	2	2
Foreign currency translation (note d)	58	45	95
Impairment of assets (note e)	110	104	103
Asset retirement obligations (note f)	(39)	(42)	(42)
Provisions – onerous contracts (note f)	1	3	2
Share-based payments (note g)	22	8	13
Property, plant and equipment (note h)	103	90	86
Business combinations (note i)	60	58	36
Borrowing costs (note j)	(30)	(52)	(46)
Uncertain tax positions (note l)	47	53	20

Decrease in retained earnings	$733	$793	$959

n)	Reclassifications

Certain amounts have been reclassified to conform with current presentation.

HUSKY ENERGY INC. – 2011 THIRD QUARTER RESULTS	60